ARS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM [illegible] ARS

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2002

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________. Commission file #000-10957

NATIONAL PENN BANCSHARES, INC.

Pennsylvania	23-2215075
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Philadelphia and Reading Avenues Boyertown, Pennsylvania	19512
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (610) 367-6001

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

- Common Stock (without par value)
- Preferred Stock Purchase Rights
- Guarantee (7.85% Preferred Securities of NPB Capital Trust II)
- 7.85% Junior Subordinated Debentures

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes X No ___

The aggregate market value of the voting and non-voting common equity of the Registrant held by non-affiliates, based on the closing sale price as of February 25, 2003, was $537,315,000.

As of February 25, 2003, the Registrant had 23,190,994 shares of Common Stock outstanding.

Portions of the following documents are incorporated by reference: the definitive Proxy Statement of the Registrant relating to the Registrant's Annual Meeting of Shareholders to be held on April 22, 2003 -- Part III.

NATIONAL PENN BANCSHARES, INC.

FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. BUSINESS.

The Company

National Penn Bancshares, Inc. ("National Penn") is a Pennsylvania business corporation and bank holding company registered under the Bank Holding Company Act of 1956. National Penn is headquartered at Philadelphia and Reading Avenues, Boyertown, Pennsylvania 19512 (Telephone number 610-367-6001).

National Penn was incorporated in January 1982. National Penn provides a diversified range of financial services, principally through its banking subsidiaries, National Penn Bank ("NP Bank") and Panasia Bank, N.A. ("Panasia"). In addition, National Penn conducts business through various direct or indirect, nonbank subsidiaries. These subsidiaries are engaged in activities related to the business of banking. National Penn's business strategy is to develop its community banking market "niche," to foster a relationship-driven sales culture, to diversify its revenue streams (increasing fee income as compared to income on the "spread" between loans and deposits) and to maintain superior asset quality. NP Bank has earned a reputation and market presence for providing consumers and business customers with the sophisticated products and services of a regional bank combined with the personal service and responsiveness of a community bank.

At December 31, 2002, National Penn had total assets of $2.858 billion, total net loans of $1.843 billion, total deposits of $2.113 billion, and total shareholders' equity of $222.4 million.

National Penn maintains a website at: www.nationalpennbancshares.com. National Penn makes its Forms 10-K, 10-Q and 8-K (and amendments to each) available on its website free of charge at the same time as those reports are filed with the SEC (or as soon as reasonably practicable following that filing.)

Operating Segments

National Penn has one reportable segment, Community Banking (consisting of National Penn Bank and Panasia Bank), and other non-reportable segments, as described in Note 21 of the Notes to Consolidated Financial Statements included at Item 8 of this Report. Note 21 includes segment information on revenue, assets and income, and is incorporated by reference in this Item 1.

National Penn Bank

NP Bank is a national bank chartered under the National Bank Act. Prior to August 1, 1993, its name was National Bank of Boyertown. NP Bank is headquartered in Boyertown, Pennsylvania. It is one of the largest commercial banks headquartered in southeastern Pennsylvania.

NP Bank is engaged in the commercial and retail banking business. It provides checking and savings accounts, time deposits, credit cards, safe deposit and night depository facilities, and international banking services. NP Bank offers a full range of personal and business loans, including industrial, construction, land development and residential mortgage loans.

At year-end 2001, NP Bank also operated through four banking divisions, using historical and/or geographical divisional names. In January 2002, NP Bank began a unified brand campaign under which it has been gradually moving from use of the divisional names to use of the name "National Penn Bank" as a unified brand name.

During 2002, NP Bank continued its strategy of developing "niche" business. This included an emphasis on service to specialized business models, using dedicated service teams to assist customers in finding real, effective solutions for their needs. Part of this effort, NP Bank's Manufacturing Group's "value-added," relationship-driven approach led to significant loan growth with a very high retention rate. International trade services of NP Bank expanded significantly with over 100 worldwide correspondent banks. In SBA lending, NP Bank was named an "SBA Preferred/Express Lender" and ranked as the 88th largest SBA lender in the United States in the *Coleman Report*'s listing of the top 100 SBA 7(a) lenders for the year ended September 30, 2002. NP Bank's Private Banking department offers customers customized personal banking services designed to provide customers prompt access to all other areas of NP Bank and other services offered by National Penn subsidiaries. In November 2002, NP Bank entered the commercial equipment leasing business through the opening of its subsidiary, National Penn Leasing Company, headed by a team of experienced leasing professionals.

During 2002, increasing fee income at NP Bank also remained a priority. Revenues at NP Bank's mortgage banking subsidiary, Penn 1st Financial Services, Inc., increased significantly during 2002, as did income from service charges on deposit accounts. As of December 31, 2002, asset quality improved at NP Bank. Notwithstanding the fact that overall asset quality improved, net loan charge-offs remained somewhat higher than NP Bank's historical levels. For further information, see Item 7 of this Report, Management's Discussion and Analysis of Financial Condition and Results of Operations.

At December 31, 2002, NP Bank operated 58 community offices throughout nine counties in southeastern Pennsylvania. At December 31, 2002, NP Bank had assets of $2.602 billion, net loans of $1.744 billion, deposits of $1.93 billion, and shareholders' equity of $206.4 million, and goodwill and other intangibles of $8.9 million.

Panasia Bank, N.A.

Panasia is a national bank chartered under the National Bank Act. Panasia is headquartered in Fort Lee, New Jersey. Panasia primarily serves the Asian-American market. Like NP Bank, Panasia is engaged in the commercial and retail banking business. It provides checking and savings accounts, time deposits, personal, business, residential mortgage and educational loans, credit cards, and safe deposit and night depository facilities.

On July 23, 2002, Panasia expanded its operations into the Washington, D.C. metropolitan area through a new full-service community office opened in Annandale, Virginia. On September 27, 2002, Panasia acquired the United Asian Bank division of Wilmington Savings Fund Society, FSB located in Elkins Park, Pennsylvania. In the transaction, Panasia acquired approximately $9.6 million in deposits and approximately $15.8 million in consumer and business banking loans, along with related fixed assets and safe deposit business. Panasia then combined the Elkins Park office with its existing office in Cheltenham, Pennsylvania.

At December 31, 2002, Panasia had community offices in Ft. Lee, Palisades Park and Closter, New Jersey, Philadelphia and Cheltenham, Pennsylvania, and Annandale, Virginia. At that date, Panasia had assets of $214.6 million, loans of $98.2 million, deposits of $186.7 million, shareholders' equity of $24.3 million, and goodwill and other intangibles of $12.4 million.

Pending Sale of Panasia Bank, N.A.

On February 10, 2003, National Penn, Panasia and Woori America Bank, a New York banking institution, entered into an Agreement providing for, among other things, the sale of Panasia to Woori America Bank for $34.5 million in cash and the subsequent merger of Panasia into Woori America Bank, as previously reported on National Penn's Form 8-K dated February 10, 2003 filed with the SEC and available on National Penn's website. Subject to various closing conditions, including receipt of required regulatory approvals, National Penn and Panasia anticipate that the transactions will close in third quarter 2003. No assurance can been given that all required regulatory approvals will be obtained, that all other closing conditions will be satisfied or waived, or that the transactions will in fact be consummated. Additional information is provided in National Penn's 8-K dated February 10, 2003.

Acquisition of FirstService Bank

On February 25, 2003, National Penn acquired FirstService Bank ("FirstService") by its merger into NP Bank. FirstService is a commercial bank offering a broad range of personal and commercial banking services, headquartered in Doylestown, Bucks County, Pennsylvania, with six other community offices in Bucks and Montgomery Counties, Pennsylvania, and an additional office under construction in Souderton, Pennsylvania. Through its subsidiaries, FirstService also offers casualty insurance, asset management services and non-deposit investment products. FirstService also has a proprietary interest in a title insurance agency.

At December 31, 2002, FirstService had assets of $399.6 million, net loans of $221.4 million, deposits of $291.7 million, shareholders' equity of $31.5 million, and goodwill of $4.6 million.

Upon closing of the acquisition, NP Bank established the FirstService Bank Division. NP Bank's existing offices in Doylestown and Sellersville, Bucks County, and Horsham, Montgomery County, became offices of the newly established FirstService Bank Division.

National Penn issued 2.563 million shares of National Penn common stock, and paid $16.8 million in cash, to complete this acquisition. It is being accounted for as a "purchase." FirstService's results of operations will be included in National Penn's results of operations from and after the date of acquisition. Note 2 of the Notes to Consolidated Financial Statements included at Item 8 of this Report includes additional information on the FirstService Bank acquisition, and is incorporated by reference in this Item 1.

Nonbank Subsidiaries

At December 31, 2002, National Penn also conducted business through the following directly owned, nonbank subsidiaries:

- Investors Trust Company, a Pennsylvania-chartered trust company, opened for business on June 20, 1994. It provides services as trustee, executor, administrator, guardian, managing agent, custodian, asset manager, and investment advisor and performs other fiduciary activities authorized by law.

- National Penn Investment Company, a Delaware business corporation, invests in and holds equity investments in other banks and bank holding companies (discussed below), other equity investments, government and other debt securities, and other investment securities, as permitted by applicable law and regulations. It began operations in January 1985.

- National Penn Life Insurance Company, an Arizona insurance company, was formed to reinsure credit life and accident and health insurance in connection with loans made by NP Bank. It began operations in January 1985.

- NPB Capital Trust II, a Delaware business trust, was formed in August 2002 and issued $63.25 million in preferred capital securities to investors. See Note 8 of the Notes to Consolidated Financial Statements included at Item 8 of this Report.

At December 31, 2002, National Penn also conducted business through the following nonbank subsidiaries, directly owned by NP Bank:

- Penn 1st Financial Services, Inc., a Pennsylvania business corporation, is engaged in the mortgage banking business. It began operations in September 1999 under the name National Penn Mortgage Company. It currently does business in Pennsylvania, New Jersey, Delaware, Maryland, Virginia and Washington, D.C.

- Penn Securities, Inc., a Pennsylvania business corporation, is a registered full service broker-dealer and investment advisory firm. It is also an insurance agency. It began operations in October 1998.

- National Penn Leasing Company, a Pennsylvania business corporation, is engaged in the commercial equipment leasing business. It began operations in November 2002. It currently does business in Pennsylvania, New Jersey and Delaware.

- Link Financial Services, Inc., a Pennsylvania business corporation, is an insurance agency. It is also indirectly engaged in the title insurance business through a joint venture with a title insurance agency. It began operations in April 1998.

- NPB Delaware, Inc., a Delaware business corporation, invests in, holds and manages part of NP Bank's investment securities portfolio, as permitted by applicable law and regulations. It began operations in October 1999.

National Penn also owns, indirectly through NP Bank, four other nonbank subsidiaries. Three of these subsidiaries are presently inactive; the activities of the other are limited solely to holding real estate interests.

Panasia has one wholly-owned nonbank subsidiary, Panasia Investment Company, a New Jersey business corporation. It invests in, holds and manages part of Panasia's investment securities portfolio, as permitted by applicable law and regulations. It began operations in December 1999.

Products and Services with Reputation Risk

National Penn and its subsidiaries offer a diverse range of financial and banking products and services. In the event one or more customers and/or governmental agencies become dissatisfied or object to any product or service offered by National Penn or any of its subsidiaries, negative publicity with respect to any such product or service, whether legally justified or not, could have a negative impact on National Penn's reputation. The discontinuance of any product or service, whether or not any customer or governmental agency has challenged any such product or service, could have a negative impact on National Penn's reputation.

Other Bank Investments

National Penn owns, indirectly through National Penn Investment Company, 20% of Pennsylvania State Bank, a Pennsylvania bank headquartered in Camp Hill, Pennsylvania. Pennsylvania State Bank began operations as a bank in May 1989. For financial reporting purposes, National Penn accounts for its investment in Pennsylvania State Bank using the equity method of accounting.

Trust Preferred Securities

On August 20, 2002, National Penn completed a public offering of $63.25 million of 7.85% Trust Preferred Securities. These securities were issued by NPB Capital Trust II, a Delaware business trust subsidiary of National Penn. Proceeds of the offering were invested in National Penn through National Penn's issuance of subordinated debentures to NPB Capital Trust II, expanding National Penn's capital base.

On October 31, 2002, National Penn redeemed all $40.25 million of its 9% Trust Preferred Securities issued in May 1997, at an aggregate redemption price of $40.25 million plus accrued and unpaid interest to October 31, 2002.

National Penn intends to use the balance of the funds from the 2002 Trust Preferred Securities offering for general corporate purposes, including capital contributions to its banking subsidiaries, for working capital and repurchases of common stock, and to fund future acquisitions. See "Acquisition of FirstService Bank" for information on cash expended to acquire FirstService Bank on February 25, 2003.

Note 8 of the Notes to Consolidated Financial Statements included at Item 8 of this Report includes additional information on the issuance and redemption of National Penn's Trust Preferred Securities, and is incorporated by reference in this Item 1.

Future Acquisitions

National Penn's acquisition strategy consists of identifying financial institutions with business philosophies that are similar to those of National Penn, which operate in strong markets that are geographically compatible with National Penn's operations, and which can be acquired at an acceptable cost. In evaluating acquisition opportunities, National Penn generally considers potential revenue enhancements and operating efficiencies, asset quality, interest rate risk, and management capabilities. National Penn currently has no formal commitments with respect to future acquisitions although discussions with acquisition candidates take place frequently.

Concentrations, Seasonality

National Penn and its subsidiaries do not have any portion of their businesses dependent on a single or limited number of customers, the loss of which would have a material adverse effect on their businesses. No substantial portion of their loans or investments are concentrated within a single industry or group of related industries, although a significant amount of loans are secured by real estate located in southeastern Pennsylvania. The businesses of National Penn and its subsidiaries are not seasonal in nature.

Environmental Compliance

National Penn's and its subsidiaries' compliance with federal, state and local environmental protection laws had no material effect on capital expenditures, earnings or their competitive position in 2002, and is not expected to have a material effect on such expenditures, earnings or competitive position in 2003.

Employees

At December 31, 2002, National Penn and its subsidiaries had 952 full- and part-time employees.

Supervision and Regulation

Bank holding companies and banks operate in a highly regulated environment and are regularly examined by Federal and state regulatory authorities.

The following discussion concerns various Federal and state laws and regulations and the potential impact of such laws and regulations on National Penn and its subsidiaries.

To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory or regulatory provisions themselves. Proposals to change laws and regulations are frequently introduced in Congress, the state legislatures, and before the various bank regulatory agencies. National Penn cannot determine the likelihood or timing of any such proposals or legislation or the impact they may have on National Penn and its subsidiaries. A change in law, regulations or regulatory policy may have a material effect on the business of National Penn and its subsidiaries.

Bank Holding Company Regulation

National Penn is registered as a bank holding company and is subject to the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956 ("BHCA").

The Gramm-Leach-Bliley Act of 1999 ("GLBA") established a new kind of bank holding company called a "financial holding company". Although National Penn believes that it is eligible to do so, National Penn has not elected to become a "financial holding company", and National Penn does not anticipate electing such status in the near future. See "Gramm-Leach-Bliley Act".

Bank holding companies are required to file periodic reports with and are subject to examination by the Federal Reserve. The Federal Reserve's regulations require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. As a result, the Federal Reserve, pursuant to its "source of strength" regulations, may require National Penn to commit its resources to provide adequate capital funds to NP Bank or Panasia during periods of financial stress or adversity. This support may be required at times when National Penn is unable to provide such support.

Under the Federal Deposit Insurance Act ("FDIA"), a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" (as defined by regulations) with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency, up to specified limits.

Under the BHCA, the Federal Reserve has the authority to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

The BHCA prohibits National Penn from acquiring direct or indirect control of more than 5% of the outstanding shares of any class of voting stock or substantially all of the assets of any bank or merging or consolidating with another bank holding company without prior approval of the Federal Reserve. Such a transaction may also require approval of the Pennsylvania Department of Banking. Pennsylvania law permits Pennsylvania bank holding companies to control an unlimited number of banks.

Additionally, the BHCA prohibits National Penn from engaging in or from acquiring ownership or control of more than 5% of the outstanding shares of any class of voting stock of any company engaged in a nonbanking business unless such business is determined by the Federal Reserve, by regulation or by order, to be so "closely related to banking" as to be a "proper incident" thereto. The BHCA does not place territorial restrictions on the activities of such nonbanking-related businesses.

The Federal Reserve's regulations concerning permissible nonbanking activities for National Penn (a bank holding company that, at present, is not a "financial holding company") provide fourteen categories of functionally related activities that are permissible nonbanking activities. These are:

- Extending credit and servicing loans.
- Certain activities related to extending credit.
- Leasing personal or real property under certain conditions.
- Operating nonbank depository institutions, including savings associations.
- Trust company functions.
- Certain financial and investment advisory activities.
- Certain agency transactional services for customer investments, including securities brokerage activities.
- Certain investment transactions as principal.
- Management consulting and counseling activities.
- Certain support services, such as courier and printing services.
- Certain insurance agency and underwriting activities.
- Community development activities.
- Issuance and sale of money orders, savings bonds, and traveler's checks.
- Certain data processing services.

Depending on the circumstances, Federal Reserve approval may be required before National Penn or its nonbank subsidiaries may begin to engage in any such activity and before any such business may be acquired.

A bank holding company that is eligible and makes an effective election under GLBA to be a "financial holding company" may engage in any type of financial activity. See "Gramm-Leach-Bliley Act".

Dividend Restrictions

National Penn is a legal entity separate and distinct from NP Bank, Panasia and National Penn's other direct and indirect nonbank subsidiaries.

National Penn's revenues (on a parent company only basis) result almost entirely from dividends paid to National Penn by its subsidiaries. The right of National Penn, and consequently the right of creditors and shareholders of National Penn, to participate in any distribution of the assets or earnings of any subsidiary through the payment of such dividends or otherwise is necessarily subject to the prior claims of creditors of the subsidiary (including depositors, in the case of NP Bank and Panasia), except to the extent that claims of National Penn in its capacity as a creditor may be recognized.

Federal and state laws regulate the payment of dividends by National Penn's subsidiaries. See "Supervision and Regulation - Regulation of NP Bank and Panasia".

Further, it is the policy of the Federal Reserve that bank holding companies should pay dividends only out of current earnings. Federal banking regulators also have the authority to prohibit banks and bank holding companies from paying a dividend if they should deem such payment to be an unsafe or unsound practice.

Capital Adequacy

Bank holding companies are required to comply with the Federal Reserve's risk-based capital guidelines.

The required minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least half of total capital must be "Tier 1 capital". Tier 1 capital consists principally of common shareholders' equity, retained earnings, a limited amount of qualifying perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and certain intangible assets. The remainder of total capital may consist of mandatory convertible debt securities and a limited amount of subordinated debt, qualifying preferred stock and loan loss allowance ("Tier 2 capital"). At December 31, 2002, National Penn's Tier 1 capital and total (Tier 1 and Tier 2 combined) capital ratios were 11.81% and 13.08%, respectively.

In addition to the risk-based capital guidelines, the Federal Reserve requires a bank holding company to maintain a minimum "leverage ratio". This requires a minimum level of Tier 1 capital (as determined under the risk-based capital rules) to average total consolidated assets of 3% for those bank holding companies that have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. The Federal Reserve expects all other bank holding companies to maintain a ratio of at least 1% to 2% above the stated minimum. At December 31, 2002, National Penn's leverage ratio was 8.66%.

The Federal Reserve has also indicated that it will consider a "tangible Tier 1 capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities. The Federal Reserve has not advised National Penn of any specific minimum leverage ratio applicable to National Penn.

Pursuant to the "prompt corrective action" provisions of the FDIA, the federal banking agencies have specified, by regulation, the levels at which an insured institution is considered "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", or "critically undercapitalized."

Under these regulations, an institution is considered "well capitalized" if it satisfies each of the following requirements:

- It has a total risk-based capital ratio of 10% or more.

- It has a Tier 1 risk-based capital ratio of 6% or more.

- It has a leverage ratio of 5% or more.

- It is not subject to any order or written directive to meet and maintain a specific capital level.

At December 31, 2002, NP Bank and Panasia each qualify as "well capitalized" under these regulatory standards. See Note 19 of the Notes to Consolidated Financial Statements included at Item 8 of this Report.

FDIC Insurance Assessments

NP Bank and Panasia are each subject to deposit insurance assessments by the Federal Deposit Insurance Corporation ("FDIC"). These assessments fund both the Bank Insurance Fund ("BIF") for banks and the Savings Association Insurance Fund ("SAIF") for savings associations. They are based on the risk classification of the depository institutions. Neither NP Bank nor Panasia paid regular insurance assessments to the FDIC in 2002. Under current FDIC practices, National Penn does not expect that either bank will be required to pay regular insurance assessments to the FDIC in 2003.

In 1996, the SAIF was recapitalized. As part of the recapitalization, both BIF-insured deposits and SAIF-insured deposits are now assessed to fund debt service on the Federal government's related bond payments. The current annualized rate established by the FDIC for both BIF-insured deposits and SAIF-insured deposits is $.017 per $100 of deposits. These bonds mature in 2017.

Regulation of NP Bank and Panasia

The operations of NP Bank and Panasia are each subject to Federal and state statutes applicable to banks chartered under the banking laws of the United States, to members of the Federal Reserve System, and to banks whose deposits are insured by the FDIC. Their operations are also subject to regulations of the OCC, the Federal Reserve, and the FDIC.

The OCC, which has primary supervisory authority over NP Bank and Panasia, regularly examines banks in such areas as reserves, loans, investments, management practices and other aspects of operations. These examinations are designed for the protection of depositors rather than National Penn's shareholders. Each bank must furnish annual and quarterly reports to the OCC, which has the legal authority to prevent a national bank from engaging in an unsafe or unsound practice in conducting its business.

Federal and state banking laws and regulations govern, among other things, the scope of a bank's business, the investments a bank may make, the reserves against deposits a bank must maintain, the types and terms of loans a bank may make and the collateral it may take, the activities of a bank with respect to mergers and consolidations, and the establishment of branches. Pennsylvania and New Jersey law each permit statewide branching.

Under the National Bank Act, NP Bank and Panasia are each required to obtain the prior approval of the OCC for the payment of dividends if the total of all dividends declared by it in one year would exceed its net profits for the current year plus its retained net profits for the two preceding years, less any required transfers to surplus. In addition, each bank may only pay dividends to the extent that its retained net profits (including the portion transferred to surplus) exceed statutory bad debts. Under the FDIA, each bank is prohibited from paying any dividends, making other distributions or paying any management fees if, after such payment, it would fail to satisfy its minimum capital requirements.

As subsidiary banks of a bank holding company, NP Bank and Panasia are each subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to the bank holding company or its subsidiaries, on investments in the stock or other securities of the bank holding company or its subsidiaries, and on taking such stock or securities as collateral for loans.

The Federal Reserve Act and Federal Reserve regulations also place certain limitations and reporting requirements on extensions of credit by a bank to the principal shareholders of its parent holding company, among others, and to related interests of such principal shareholders. In addition, such legislation and regulations may affect the terms upon which any person becoming a principal shareholder of a holding company may obtain credit from banks with which the subsidiary bank maintains a correspondent relationship.

Under the "cross-guarantee" provisions of the FDIA, insured depository institutions under common control are required to reimburse the FDIC for any loss suffered by either the BIF or SAIF as a result of the failure of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of failure. NP Bank and Panasia are covered by these provisions. Any such liability could have a material adverse effect on the financial condition of the assessed bank and National Penn.

While a claim of the FDIC under the cross-guarantee provisions would be subordinate to claims of depositors, secured creditors, general creditors and holders of subordinated debt (other than affiliates) of the commonly controlled institution, it would be superior to claims of shareholders and affiliates of the commonly controlled institution, such as National Penn.

Regulation of Other Subsidiaries

National Penn's direct nonbank subsidiaries are subject to regulation by the Federal Reserve and, in the case of Investors Trust Company, the Pennsylvania Department of Banking.

NP Bank's and Panasia's direct nonbank subsidiaries are subject to regulation by the OCC. In addition, Penn Securities, Inc., as a broker-dealer and investment advisory firm, is regulated by the Securities and Exchange Commission, various state securities regulators and the National Association of Securities Dealers, Inc. Penn Securities, Inc., and Link Financial Services, Inc., as insurance agencies, are each subject to regulation by the Pennsylvania Insurance Department. In the FirstService Bank acquisition, NP Bank acquired FirstService Capital, Inc., an investment advisory firm, and FirstService Insurance Agency, Inc., an insurance agency. In addition to regulation by the OCC, FirstService Capital, Inc. is subject to regulation by the SEC, various state securities regulators, and the NASD. FirstService Insurance Agency, Inc. is subject to regulation by the Pennsylvania Department of Insurance in addition to the OCC.

Monetary and Fiscal Policies

The financial services industry, including National Penn, NP Bank and Panasia, is affected by the monetary and fiscal policies of government agencies, including the Federal Reserve. Through open market securities transactions and changes in its discount rate and reserve requirements, the Federal Reserve exerts considerable influence over the cost and availability of funds for lending and investment.

Competition

The financial services industry in National Penn's service area is extremely competitive. National Penn's competitors within its service area include bank holding companies with substantially greater resources. Many competitor financial institutions have substantially higher legal lending limits.

In addition, savings banks, savings and loan associations, credit unions, money market and other mutual funds, mortgage companies, leasing companies, finance companies, and other financial services companies offer products and services similar to those offered by National Penn and its subsidiaries, on highly competitive terms.

The competitive environment has intensified since adoption of Federal interstate banking legislation in 1994. This legislation generally authorizes bank holding companies to acquire banks located in any state, possibly subject to certain state-imposed age and deposit concentration limits, and also generally authorizes interstate mergers and to lesser degree, interstate branching.

Many bank holding companies have also elected to become financial holding companies under the Gramm-Leach-Bliley Act of 1999, including many of the very large ones. Although the long-range effects of this development cannot be predicted, most probably it will further narrow the differences and intensify competition among commercial banks, investment banks, insurance firms and other financial services companies. See "Gramm-Leach-Bliley Act".

National Penn's ability to maintain its history of strong financial performance will depend in part on its ability to expand the scope of products and services, allowing it to meet the changing needs of its customers, in the face of intense competition.

<u>Gramm-Leach-Bliley Act</u>

The Gramm-Leach-Bliley Act of 1999 ("GLBA"):

- Repealed various provisions of the Glass Steagall Act to permit commercial banks to affiliate with investment banks (securities firms).

- Amended the BHCA to permit qualifying bank holding companies to engage in any type of financial activity.

- Permits subsidiaries of national banks now to engage in a broad range of financial activities that are not permitted for national banks themselves.

The result is that banking companies are generally able to offer a wider range of financial products and services and are more readily able to combine with other types of financial companies, such as securities and insurance companies.

GLBA created a new kind of bank holding company called a "financial holding company" (an "FHC"). An FHC is authorized to engage in any activity that is "financial in nature or incidental to financial activities" and any activity that the Federal Reserve determines is "complementary to financial activities" and does not pose undue risks to the financial system. Among other things, "financial in nature" activities include securities underwriting and dealing, insurance underwriting and sales, and certain merchant banking activities.

A bank holding company qualifies to become an FHC if each of its depository institution subsidiaries is "well capitalized", "well managed", and CRA-rated "satisfactory" or better. A qualifying bank holding company becomes an FHC by filing with the Federal Reserve an election to become an FHC.

If an FHC at any time fails to remain "well capitalized" or "well managed", the consequences can be severe. Such an FHC must enter into a written agreement with the Federal Reserve to restore compliance. If compliance is not restored within 180 days, the Federal Reserve can require the FHC to cease all its newly authorized activities or even to divest itself of its depository institutions. A failure to maintain a CRA rating of "satisfactory" will not jeopardize any then existing newly authorized activities; rather, the FHC cannot engage in any additional newly authorized activities until a "satisfactory" CRA rating is restored.

In addition to activities otherwise permitted by law and regulation for bank holding companies, an FHC may engage in virtually any other kind of financial activity. Under limited circumstances, an FHC may even be authorized to engage in certain non-financial activities. These include:

- Securities underwriting and dealing.

- Insurance underwriting and sales.

- Merchant banking activities.

- Activities determined by the Federal Reserve to be "financial in nature" and incidental activities.

- "Complementary" financial activities, as determined by the Federal Reserve.

Bank holding companies that do not qualify or elect to become FHCs are limited in their activities to the activities permitted by law and regulation on March 11, 2000, the effective date of that portion of GLBA. Although National Penn believes that it is eligible to do so, National Penn has not elected to become a "financial holding company", and National Penn does not anticipate electing such status in the near future. National Penn has, instead, continued to utilize the continuing authority of national banks to create "operating subsidiaries" to expand its business products and services.

GLBA also authorizes national banks to create "financial subsidiaries". This is in addition to the present authority of national banks to create "operating subsidiaries". A "financial subsidiary" is a direct subsidiary of a national bank that satisfies the same conditions as an FHC, plus certain other conditions, and is approved in advance by the OCC. A "financial subsidiary" can engage in most, but not all, of the newly authorized activities. Neither NP Bank nor Panasia have created any "financial subsidiaries".

In addition, GLBA includes significant provisions relating to the privacy of consumer and customer information. These provisions apply to any company "the business of which" is engaging in activities permitted for an FHC, even if it is not itself an FHC. Thus, they apply to National Penn. Basically, GLBA requires a financial institution to: adopt and disclose its privacy policy; give consumers and customers the right to "opt out" of disclosures to non-affiliated third parties; not disclose any account information to non-affiliated third party marketers; and follow regulatory standards to protect the security and confidentiality of consumer and customer information.

Although the long-range effects of GLBA cannot be predicted, most probably it will further narrow the differences and intensify competition among commercial banks, investment banks, insurance firms and other financial services companies.

Interest Rate Swaps

National Penn uses interest rate swap agreements for interest rate risk management. No derivative financial instruments are held for trading purposes. The contract or notional amounts of the swap agreements do not represent exposure to credit loss. Potential credit risk on these contracts arises from the counterparty's inability to meet the terms of the agreement. Management considers the credit risk of these agreements to be minimal and manages this risk through routine review of the counterparty's financial ratings.

Information about the amounts of interest rate swaps is set forth in Notes 1 and 17 of the Notes to Consolidated Financial Statements included at Item 8 of this Report. In 2002, interest rate swaps had the effect of increasing National Penn's net interest income by $1.71 million from what would have been realized had NP Bank not entered into the swap agreements. Should rates rise significantly in 2003, National Penn may recognize lower net interest income for the year than would have been recognized had NP Bank not entered into the interest rate swap agreements.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of National Penn conform with accounting principles generally accepted in the United States of America and general practices within the financial services industry. Critical accounting policies, judgments and estimates relate to loans, the allowance for loan losses and goodwill and intangibles. These policies significantly affect the determination of National Penn's financial position, results of operations and cash flows, and are summarized in Note 1 (Summary of Significant Accounting Policies) of the Notes to Consolidated Financial Statements and discussed in the section captioned "Critical Accounting Policies, Judgments and Estimates" of Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Items 7 and 8 of this Report, each of which is incorporated herein by reference.

Recent Accounting Pronouncement

The Financial Accounting Standards Board (FASB) issued SFAS No. 147, *Acquisitions of Certain Financial Institutions: An amendment of FASB Statements No. 72 and 144 and FASB Interpretation No 9,* which removes acquisitions of financial institutions from the scope of SFAS 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions.* The provisions of the SFAS No. 147 related to unidentifiable intangible assets and the acquisition of a less-than-whole financial institution are effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The adoption of SFAS No. 147 did not have a material impact on the Company's financial position or results of operations.

In December 2002, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure," to be effective for fiscal years ending after December 15, 2002. SFAS No. 148 amends the disclosure and certain transition provisions of Statement 123, *Accounting for Stock-Based Compensation.* SFAS No. 148 requires all entities with stock-based employee compensation arrangements to provide additional disclosures in their summary of significant accounting policies note. For entities that use the intrinsic value method under APB No. 25, *Accounting for Stock Issued to Employees*, to account for employee stock compensation for any period presented, their accounting policies note should include certain disclosures. The expanded annual disclosure requirements and the transition provisions are effective for fiscal years ending after December 15, 2002. The new interim period disclosures are required in financial statements for interim periods beginning after December 15, 2002.

Under the provisions of SFAS No. 123 that remain unaffected by SFAS No. 148, companies may either recognize compensation expense on a fair value method in the income statement or continue to use the intrinsic value method, which requires disclosures of the pro forma effects of the fair value method in the footnotes to the financial statements. National Penn accounts for its stock options under the intrinsic value method and, accordingly, has provided the appropriate pro forma disclosures. See Note 15 of the Notes to Consolidated Financial Statements included at Item 8 of this Report.

The FASB indicated that it may reconsider its 1995 decision permitting companies to disclose the pro forma effects of the "fair value" based method rather than requiring all companies to recognize the "fair value" of employee stock options as an expense in the income statement. National Penn is unable to predict the likelihood of the FASB's taking any such action.

Forward-Looking Statements

From time to time, National Penn or its representatives make written or oral statements that may include "forward-looking statements" with respect to its:

- Financial condition.
- Results of operations.
- Asset quality.
- Product, geographic and other business expansion plans and activities.
- Investments in new subsidiaries and other companies.
- Capital expenditures, including investments in technology.
- Pending or completed mergers with or acquisitions of financial or non-financial companies or their assets, loans, deposits and branches, and the revenue enhancements, cost savings and other benefits anticipated in those transactions.
- Other matters.

Many of these statements can be identified by looking for words such as "believes," "expects," "anticipates," "estimates", "projects" or similar words or expressions.

These forward-looking statements involve substantial risks and uncertainties. There are many factors that may cause actual results to differ materially from those contemplated by such forward-looking statements. These factors include, among other things, the following possibilities:

- National Penn's unified branding campaign and other marketing initiatives may be less effective than expected in building name recognition and greater customer awareness of National Penn's products and services. Use of non-National Penn brands may be counter-productive.

- Expansion of National Penn's products and services offerings may meet with more effective competitive resistance from others already offering such products and services than expected.

- New product development by new and existing competitors may be more effective, and take place more quickly, than expected.

- Competitors with substantially greater resources may enter product market, geographic or other niches currently served by National Penn.

- Geographic expansion may be more difficult, take longer, and present more operational and management risks and challenges, than expected.

- Business development in newly entered geographic areas may be more difficult, and take longer, than expected.

- Competitive pressures may increase significantly and have an adverse effect on National Penn's pricing, spending, third-party relationships and revenues.

- National Penn may be less effective in cross-selling its various products and services, and in utilizing alternative delivery systems such as the Internet, than expected.

- Projected business increases following new product development, geographic expansion, and productivity and investment initiatives, may be lower than expected, and recovery of associated costs may take longer than expected.

- National Penn may be unable to retain key executives and other key personnel due to intense competition for such persons or otherwise.

- Increasing interest rates may increase funding costs and reduce interest margins, and may adversely affect business volumes, including mortgage origination levels.

- General economic or business conditions, either nationally or in the regions in which National Penn will be doing business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on National Penn's loan portfolio and allowance for loan losses.

- Expected synergies and cost savings from mergers, including reductions in interest and non-interest expense, may not be fully realized or realized as quickly as expected.

- Revenues and loan growth following mergers may be lower than expected.

- Loan losses, deposit attrition, operating costs, customer and key employee losses, and business disruption following mergers may be greater than expected.

- Business opportunities and strategies potentially available to National Penn, after mergers, may not be successfully or fully acted upon.

- Costs, difficulties or delays related to the integration of businesses of acquired companies with National Penn's business may be greater or take longer than expected.

- Technological changes may be harder to make or more expensive than expected or present unanticipated operational issues.

- Recent and proposed legislative or regulatory changes, including changes in accounting rules and practices, and customer privacy and data protection requirements, and intensified regulatory scrutiny of the financial services industry in general, may adversely affect National Penn's costs and business.

- Market volatility may continue in the securities markets, with an adverse effect on National Penn's securities and asset management activities.

- National Penn may be unable to successfully manage the foregoing and other risks and to achieve its current short-term and long-term business plans and objectives.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. National Penn cautions shareholders not to place undue reliance on such statements.

All written or oral forward-looking statements attributable to National Penn or any person acting on its behalf made after the date of this Report are expressly qualified in their entirety by the cautionary statements contained in this Report. National Penn does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this Report or to reflect the occurrence of unanticipated events.

Statistical Disclosures - Management's Discussion and Analysis

The following statistical disclosures are included in Item 7 of this Report, Management's Discussion and Analysis of Financial Condition and Results of Operations, and are incorporated by reference in this Item 1:

- Interest Rate Sensitivity Analysis.
- Interest Income and Expense, Volume and Rate Analysis.
- Average Balances, Average Rates, and Interest Rate Spread.
- Investment Portfolio.
- Loan Maturity and Interest Rate Sensitivity.
- Loan Portfolio.
- Risk Elements – Loans.
- Allowance for Loan Losses.
- Deposits.
- Short-Term Borrowings.
- Return on Equity and Assets; Dividend Payout Ratio.

Item 2. PROPERTIES.

National Penn does not own or lease any property. As of December 31, 2002, NP Bank owns 35 properties in fee and leases 39 other properties; Panasia leases 7 properties; and National Penn's other direct and indirect subsidiaries lease 3 properties. The properties owned in fee are not subject to any major liens, encumbrances, or collateral assignments.

The principal office of National Penn and NP Bank is owned in fee and located at Philadelphia and Reading Avenues, Boyertown, Pennsylvania 19512.

NP Bank presently has 58 community offices located in the following Pennsylvania counties: Berks, Bucks, Chester, Delaware, Lancaster, Lehigh, Montgomery, Northampton, and Philadelphia. In addition to these offices, NP Bank presently owns or leases 48 automated teller machines located throughout the nine-county area, all of which are located at bank office locations except for 18 that are "free-standing" (not located at an office).

The principal office of Panasia is leased and located at 183 Main Street, Fort Lee, New Jersey 07024. Panasia presently has three other community offices located in Bergen County, New Jersey. Panasia also has two community offices in Pennsylvania - one in Philadelphia and one in Montgomery County - and a community office in Annandale, Virginia. Panasia has 6 automated teller machines, all of which are located at bank office locations.

Item 3. LEGAL PROCEEDINGS.

Various actions and proceedings are presently pending to which National Penn or one or more of its subsidiaries is a party. These actions and proceedings arise out of routine operations and, in management's opinion, will not have a material adverse effect on National Penn's consolidated financial position.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

Item 4A. EXECUTIVE OFFICERS OF THE REGISTRANT.

The principal executive officers of National Penn are as follows:

Name	Age	Principal Business Occupation During the Past Five Years
Wayne R. Weidner	60	Chairman, President and Chief Executive Officer of National Penn since January 2002. President and Chief Executive Officer of National Penn in 2001, President of National Penn from April 1998 through December 2000, and Executive Vice President of National Penn from April 1990 to April 1998. Also, Chairman and Chief Executive Officer of NP Bank.
Glenn E. Moyer	52	Executive Vice President of National Penn since April 2001. President and Chief Operating Officer of NP Bank since January 2001. Executive Vice President of NP Bank and President of NP Bank's Elverson Division from January 1999 to January 2001. Prior thereto, President, Chief Executive Officer and a director of Elverson National Bank.

John C. Spier	52	Group Executive Vice President for Corporate Planning of NP Bank, and Chairman and Chief Executive Officer of the FirstService Division of NP Bank, since February 25, 2003. Prior thereto, President and Chief Executive Officer and a director of FirstService Bank.
Bruce G. Kilroy	53	Group Executive Vice President and Chief Delivery Officer of NP Bank since January 2001. President of NP Bank's Lehigh Valley Division from February 1997 to January 2001.
Garry D. Koch	48	Group Executive Vice President and Chief Credit Officer of NP Bank since January 2001. Executive Vice President of NP Bank from September 1997 to January 2001. Senior Vice President of NP Bank from 1992 to September 1997.
Paul W. McGloin	55	Group Executive Vice President and Chief Lending Officer of NP Bank since January 2002. Executive Vice President of NP Bank from March 2001 to January 2002. President of NP Bank's Main Line/Chestnut Hill/Philadelphia Division since March 2001. Prior thereto, Managing Director, Capital Markets, of First Union National Bank.
Sharon L. Weaver	55	Group Executive Vice President, Human Resources/Branch Administration/Retail Banking/Marketing of NP Bank since January 2001. Executive Vice President of NP Bank from April 1998 to January 2001. Senior Vice President of NP Bank from 1991 to April 1998.
Sandra L. Spayd	59	Secretary and Corporate Governance Officer of National Penn. Executive Vice President and Corporate Secretary of NP Bank since January 2002. Senior Vice President and Corporate Secretary of NP Bank prior to January 2002.
Gary L. Rhoads	48	Treasurer and Chief Financial Officer of National Penn. Group Executive Vice President and Chief Financial Officer of NP Bank since January 2001. Executive Vice President, Controller and Cashier of NP Bank prior to January 2001.
Michael R. Reinhard	45	Executive Vice President of NP Bank since January 2002. Senior Vice President of NP Bank prior to January 2002.

Executive officers of National Penn are elected by the Board of Directors and serve at the pleasure of the Board. Executive Officers of NP Bank are appointed by the Board of Directors of NP Bank and serve until they resign, retire, become disqualified, or are removed by the Board.

PART II

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

National Penn's common stock currently trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol: "NPBC".

The following table reflects the high and low closing sale prices reported for National Penn's common stock, and the cash dividends declared on National Penn's common stock, for the periods indicated, after giving retroactive effect to a 5% stock dividend paid on December 27, 2002 and a 3% stock dividend paid on December 27, 2001.

MARKET VALUE OF COMMON STOCK

	2002	
	High	Low
1st Quarter	$23.40	$21.10
2nd Quarter	26.67	23.14
3rd Quarter	27.30	22.05
4th Quarter	27.32	21.80

	2001	
	High	Low
1st Quarter	$23.70	$17.10
2nd Quarter	22.19	17.69
3rd Quarter	21.96	17.57
4th Quarter	23.11	20.48

CASH DIVIDENDS DECLARED ON COMMON STOCK

	2002	2001
1st Quarter	$.21	$.19
2nd Quarter	.21	.19
3rd Quarter	.21	.20
4th Quarter	.22	.21

The Trust Preferred Securities of NPB Capital Trust II are reported on Nasdaq's National Market under the symbol "NPBCO". These securities have a par value of $25 and the preferred dividend is 7.85%.

Item 6. SELECTED FINANCIAL DATA

FIVE-YEAR STATISTICAL SUMMARY
(Dollars in thousands, except per share data)

Year Ended	2002	2001	2000	1999	1998
STATEMENTS OF CONDITION					
Total assets	$2,858,262	$2,727,482	$2,615,447	$2,351,968	$2,222,970
Total deposits	2,112,640	2,076,795	1,909,591	1,683,850	1,558,745
Loans and leases, net**	1,842,987	1,814,162	1,759,887	1,622,140	1,485,346
Total investment securities	733,774	658,581	606,778	529,411	535,917
Total shareholders'equity	222,360	195,682	183,216	154,938	166,133
Book value per share*	10.74	9.35	8.75	7.43	7.92
Percent shareholders' equity to assets	7.78%	7.17%	7.01%	6.59%	7.47%
Trust assets	778,246	843,755	905,682	834,585	674,729
EARNINGS					
Total interest income	$173,010	$188,497	$192,403	$172,223	$161,271
Total interest expense	63,446	92,512	103,977	86,765	80,203
Net interest income	109,564	95,985	88,426	85,458	81,068
Provision for loan and lease losses	14,000	9,000	7,325	6,570	6,200
Net interest income after provision for loan and lease losses	95,564	86,985	81,101	78,888	74,868
Other income	39,847	34,502	27,659	24,037	19,406
Other expenses	89,831	80,723	75,282	69,458	64,508
Income before income taxes	45,580	40,764	33,478	33,467	29,766
Income taxes	9,346	8,030	5,690	5,816	6,304
Net income	$36,234	$32,734	$27,788	$27,651	$23,462
Cash dividends paid	$17,664	$16,519	$14,538	$13,595	$10,318
Return on average assets	1.30%	1.25%	1.13%	1.21%	1.14%
Return on average shareholders' equity	17.4%	16.8%	17.3%	17.2%	14.7%
PER SHARE DATA*					
Basic earnings	$1.74	$1.56	$1.34	$1.32	$1.12
Diluted earnings	$1.72	$1.54	$1.32	$1.30	$1.10
Dividends paid in cash	0.85	0.79	0.70	0.65	0.49
Dividends paid in stock	5%	3%	5%	5%	5-for-4 stock split
Average shares outstanding - basic*	20,777,811	20,984,403	20,809,050	20,917,295	20,966,885
Average shares outstanding - diluted*	21,050,447	21,234,120	21,033,889	21,240,063	21,380,552

*Restated to reflect a 5% stock dividend in 2002, 3% stock dividend in 2001, 5% stock dividends in 2000 and 1999, and a 5-for4 stock split in 1998.

**Includes loans held for sale

The unaudited quarterly results of National Penn's operations in 2002 and 2001 are included in Footnote 22 to National Penn's Consolidated Financial Statements included herein at Item 8 of this Report, Financial Statements and Supplementary Data.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and is intended to assist in understanding and evaluating the major changes in the financial condition and earnings results of operations of the Company with a primary focus on the Company's performance.

FINANCIAL CONDITION

During 2002 total assets increased to $ 2.858 billion, an increase of $ 130.8 million or 4.8% over the $2.727 billion at year-end 2001. Total assets at the end of 2001 increased $112.0 million or 4.3% over the $2.615 billion at year-end 2000. The increase in 2002 is reflected primarily in the loan category, the investment category and the cash and cash equivalent category, which increased $28.8 million, $75.2 million and $26.6 million, respectively.

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and the assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

The Company considers that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The allowance for loan losses is calculated with the objective of maintaining a reserve level believed by management to be sufficient to absorb estimated credit losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, loss given default, expected commitment usage, the amounts and timing of expected future cash flows on impaired loans, mortgages, and general amounts for historical loss experience. The process also considers economic conditions, uncertainties in estimating losses and inherent risks in the loan portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses may be required that would adversely impact earnings in future periods.

With the adoption of SFAS No. 142 on January 1, 2002, the Company discontinued the amortization of goodwill resulting from acquisitions. Goodwill is now subject to impairment testing at least annually to determine whether write-downs of the recorded balances are necessary. The Company tests for impairment based on the goodwill maintained at each defined reporting unit. A fair value is determined for each reporting unit based on at least one of three various market valuation methodologies. If the fair values of the reporting units exceed their book values, no write-down of recorded goodwill is necessary. If the fair value of a reporting unit is less, an expense may be required on the Company's books to write down the related goodwill to the proper carrying value. As of June 30, 2002, the Company completed its transitional testing which determined that no impairment write-offs were necessary. No assurance can be given that future goodwill impairment tests will not result in a charge to earnings.

The Company recognizes deferred tax assets and liabilities for the future tax effects of temporary differences, net operating loss carryforwards and tax credits. Deferred tax assets are subject to management's judgment based upon available evidence that future realization is more likely than not. If management determines that the Company may be unable to realize all or part of net deferred tax assets in the future, a direct charge to income tax expense may be required to reduce the recorded value of the net deferred tax asset to the expected realizable amount.

LOAN PORTFOLIO

Net loans and leases including loans held for sale increased to $1.843 billion during 2002, an increase of $28.8 million or 1.6% compared to 2001. Net loans increased $54.3 million in 2001 or 3.1% compared to 2000. Loan growth in 2002 was as a result of the increase in commercial and industrial loans and leases, and loans to financial institutions of $18.9 million and residential and other real estate type loans of $43.1 million, which was offset by the decrease in non real estate loans to individuals of $26.3 million and construction loans totaling $6.5 million. Approximately $15.8 million of the increase in net loans was the result of an acquisition of a branch office from Wilmington Savings Fund Society, in September 2002. Residential mortgages originated for immediate resale during 2002 amounted to $109.9 million. The Company has $53.0 million in loans held for sale at December 31, 2002. The Company has no significant exposure to energy and agricultural-related loans.

The Company's loans are widely diversified by borrower, industry group, and geographical area in southeastern Pennsylvania, New Jersey and Virginia. The following summary shows the year-end composition of the Company's loan portfolio:

	December 31,				
(In thousands)	2002	2001	2000	1999	1998
Commercial and Industrial Loans and Leases	$376,634	$357,706	$319,074	$275,815	$236,193
Real Estate Loans:					
Construction and Land Dev.	122,129	128,655	151,364	136,227	84,694
Residential	701,593	672,329	689,784	698,403	728,473
Other	628,115	614,289	560,356	482,018	415,015
Loans to Individuals	57,103	83,390	78,342	65,028	52,526
Total	$1,885,574	$1,856,369	$1,798,920	$1,657,491	$1,516,901

Maturities and sensitivity to changes in interest rates in certain loan categories in the Company's loan portfolio at December 31, 2002, are summarized below:

(In thousands)	One year or Less*	After One Year to Five Years	After Five Years	Total
Commercial and Industrial Loans and Leases	$218,291	$99,766	$58,577	$376,634
Construction and Land Dev.	59,445	56,044	6,640	122,129
	$277,736	$155,810	$65,217	$498,763

*Demand loans, past-due loan and overdrafts are reported in "One Year or Less." An immaterial amount of loans have no stated schedule of repayments.

Loan balances segregated in terms of sensitivity to changes in interest rates at December 31, 2002, are summarized below:

(In thousands)	After One Year to Five Years	After Five Years
Predetermined Interest Rate	$150,371	$65,217
Floating Interest Rate	2,439	---
Total	$152,810	$65,217

Determinations of maturities included in the loan maturity table are based upon contract terms. In situations where a renewal is appropriate, the Company's policy in this regard is to evaluate the credit for collectibility consistent with the normal loan evaluation process. This policy is used primarily in evaluating ongoing customers' use of their lines of credit that are at floating interest rates. The Company's outstanding lines of credit to customers total $319.3 million.

RISK ELEMENTS - LOANS

A loan is placed in a nonaccrual status at the time when ultimate collectibility of principal or interest, wholly or partially, is in doubt. Past due loans are those loans which were contractually past due 90 days or more as to interest or principal payments but are well secured and in the process of collection. Restructured loans are those loans which terms have been renegotiated to provide a reduction or deferral of principal or interest as a result of the deteriorating financial position of the borrower.

	December 31,				
	2002	2001	2000	1999	1998
Nonaccrual Loans	$14,639	$15,988	$12,984	$13,505	$11,674
Loans Past Due 90 or More Days as to Interest or Principal	987	11,794	4,559	3,258	2,042
Total Nonperforming Loans	15,626	27,782	17,543	16,763	13,716
Other Real Estate Owned	318	1,013	1,485	890	970
Total Nonperforming Assets	$15,944	$28,795	$19,028	$17,653	$14,686
Gross Amount of Interest That Would Have Been Recorded at Original Rate on Nonaccrual and Restructured Loans	$1,023	$1,078	$688	$864	$948
Interest Received From Customers on Nonaccrual and Restructured Loans	498	863	437	439	289
Net Impact on Interest Income of Nonperforming Loans	$525	$215	$251	$425	$659

Nonperforming assets, including nonaccruals, loans 90 days past due, restructured loans and other real estate owned, were $15.9 million at December 31, 2002, compared to $28.8 million at December 31, 2001, with a substantial decrease in the loans 90 days past due and still accruing category. Nonaccrual loans represented $14.6 million and $16.0 million at December 31, 2002, and December 31, 2001, respectively. Loans 90 days past due and still accruing interest were $987,000 and $11.8 million at December 31, 2002 and December 31, 2001, respectively. The decrease in the loans past due 90 days or more category is due primarily to two large commercial real estate relationships that were resolved in 2002. Additional discussion regarding this issue is set forth in the paragraph of this Item 7 titled "Allowance for Loan Losses" on page 27.

Other real estate owned was $318,000 at December 31, 2002 and $1.0 million at December 31, 2001, respectively. The Company had no restructured loans at December 31, 2002 or December 31, 2001. The allowance for loan losses to nonperforming assets was 267.1% and 146.6% at December 31, 2002 and December 31, 2001, respectively, with the increase in 2002 due to the decreased level of nonperforming assets discussed above. Another measure of the Company's credit quality is reflected by the ratio of net chargeoffs to total loans of 0.74% for 2002 versus 0.31% for the year 2001, and the ratio of nonperforming assets to total loans of .85% at December 31, 2002, compared to 1.55% at December 31, 2001, the reasons for which have been discussed above. Net loan chargeoffs of $13.6 million during 2002 was high compared to historical Company results and peer averages. Of the $13.6 million in net chargeoffs, $7.1 million was a direct result of two large commercial real estate transactions, discussed in the Loan Portfolio section. One of these transactions, after moving to Other Real Estate, was completely liquidated. The second has been charged down to the value of the remaining collateral. Based upon management's current information and analysis, it appears that no additional losses are expected on this loan.

The Company has not engaged in any transactions with entities established and operated by former members of senior management or individuals with former management relationships with the Company.

INVESTMENT PORTFOLIO

Investments, which are the Company's secondary use of funds, increased $75.2 million or 11.4% to $733.8 million at year-end 2002. The increase in 2002 is due primarily to investment purchases of $168.8 million primarily in mortgage-backed securities and municipals, and the securitization of approximately $35.0 million of conforming residential loans through Federal Home Loan Mortgage Corporation during the second quarter. This resulted in the transfer of these loans from the Company's loan portfolio to the investment portfolio where they are now held in the form of a mortgage-backed security. The purpose of this transaction was to provide greater liquidity for the loans as they are more readily saleable in the form of a security, as well as to provide collateral for the Company's cash management and municipal deposit programs. This increase was partially offset by investment sales, calls and maturities of $107.6 and the amortization of mortgage-backed securities. In 2001, the investment portfolio reflected an increase of $51.8 million or 8.5% compared to 2000. The increase in 2001 was due to the addition of $265.9 million primarily in mortgage-backed securities, which were partially offset by calls and maturities of securities, investment securities sales and payments on mortgage-backed securities.

A summary of investment securities available for sale at December 31, 2002, 2001 and 2000 follows (in thousands):

	2002		2001		2000	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
US Treasuries and Agencies	$47,379	$51,496	$52,989	$55,711	$153,010	$154,400
State and Municipal	255,510	266,536	251,245	249,130	231,366	233,769
Mortgage-backed securities	356,483	366,274	307,838	311,007	163,937	165,036
Marketable equity secs. & other	48,961	49,468	41,711	42,733	54,230	53,573
Total	$708,333	$733,774	$653,783	$658,581	$602,543	$606,778

The maturity distribution and weighted average yield of the investment portfolio of the Company at December 31, 2002 are presented in the following table. Weighted average yields on tax-exempt obligations have been computed on a fully taxable equivalent basis assuming a tax rate of 35%. All average yields were calculated on the book value of the related securities. Stocks and other securities having no stated maturity have been included in the "After 10 Years" category.

(Dollars in thousands)	Within 1 Year		After 1 But Within 5 Yrs		After 5 But Within 10 Yrs		After 10 Yrs		Total	
	Amt	Yld	Amt	Yld	Amt	Yld	Amt	Yld	Amt	Yld
US Treasury and Agencies	$7,046	7.14%	$19,330	4.96%	$20,950	6.67%	$4,170	3.34%	$51,496	5.82%
State and Municipal	1,621	7.81%	12,748	6.56%	36,671	6.57%	215,496	7.97%	266,536	7.71%
Mortgage-backed securities	--	--%	46,722	4.12%	83,661	5.05%	235,891	5.26%	366,274	5.07%
Marketable equity secs. and other	---	--%	311	--%	---	--%	49,157	--%	49,468	--%
Total	$8,667	7.26%	$79,111	4.70%	$141,282	5.68%	$504,714	5.89%	$733,774	5.74%

OTHER ASSETS

Other assets, which is comprised of premises and equipment, accrued interest receivable, bank owned life insurance policies and all other assets increased to $147.0 million, an increase of $113,000 compared to the $146.9 million at December 31, 2001. In 2001, other assets increased $2.8 million or 1.9% compared to 2000 .

DEPOSITS

As the primary source of funds, aggregate deposits of $2.113 billion increased $35.8 million or 1.7% compared to 2001. Non-interest bearing deposits increased $8.9 million and interest bearing deposits increased $27.0 million. Of the deposit increase, $9.6 million resulted from the previously mentioned branch acquisition from Wilmington Savings Fund Society. Deposits of $2.077 billion increased $167.2 million in 2001 or 8.8% compared to 2000.

The following is a distribution of the average amount of, and the average rate paid on, the Company's deposits for each year in the three-year period ended December 31, 2002 (in thousands):

	Year Ended December 31,					
	2002		2001		2000	
	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate
Non-interest bearing demand deposits	$320,740	--%	$287,421	--%	$247,418	--%
Savings deposits	898,151	1.18%	726,853	2.28%	662,043	3.28%
Time deposits	854,491	4.00%	944,848	5.71%	858,533	5.97%
Total	$2,073,382	2.16%	$1,959,122	3.60%	$1,767,994	4.13%

The aggregate amount of jumbo certificates of deposits, issued in the amount of $100,000 or more was $203,202,000 in 2002, $267,540,000 in 2001 and $242,900,000 in 2000.

The following is a breakdown, by maturities, of the Company's time certificates of deposit of $100,000 or more as of December 31, 2002. The company has no other time deposits of $100,000 or more as of December 31, 2002 (in thousands).

Maturity	
3 months or less	$62,624
Over 3 through 6 months	62,254
Over 6 months through 12 months	64,068
Over 12 months	14,256
Total	$203,202

In addition to deposits, earning assets are funded to some extent through purchased funds and borrowings. These include securities sold under repurchase agreements, federal funds purchased, short-term borrowings, long-term borrowings, and subordinated debentures. In the aggregate, these funds totaled $496.9 million at the end of 2002, a $68.5 million or 16.0% increase compared to 2001, primarily due to the decreased level of funding from time deposits. The 2001 amount of borrowings and purchased funds of $428.4 million represented a decrease of $65.4 million or 13.2% compared to 2000. The decrease in 2001 was due to higher level of funding from deposits.

	At or for the year ended December 31,		
	2002	2001	2000
Securities sold under repurchase agreements and federal funds purchased			
Balance at year-end	$253,325	$238,726	$298,049
Average during the year	238,259	251,781	290,015
Maximum month-end balance	272,322	300,532	344,125
Weighted average during the year	1.84%	3.78%	5.81%
Rate at December 31	1.25%	2.02%	4.94%
Short-term borrowings			
Balance at year-end	$10,614	$9,480	$9,041
Average during the year	7,146	7,235	13,942
Maximum month-end balance	10,614	10,012	26,170
Weighted average rate during the year	1.46%	3.65%	5.46%
Rate at December 31	.78%	1.52%	4.87%

RESULTS OF OPERATIONS

Net income for 2002 of $36.2 million was 10.7% more than the $32.7 million reported in 2001. The 2001 amount was 17.8% more than the $27.8 million in 2000. On a per share basis, basic earnings were $1.74, $1.56, and $1.34 for 2002, 2001, and 2000, respectively. Diluted earnings per share were $1.72, $1.54, and $1.32 for 2002, 2001, and 2000, respectively.

(This space intentionally left blank)

Average Balances, Average Rates, and Interest Rate Spread* (Dollars in Thousands)

	Year Ended December 31, 2002			2001			2000		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
INTEREST EARNING ASSETS									
Interest bearing deposits at banks	$3,361	$72	2.14%	$9,266	$559	6.03%	$4,512	$301	6.67 %
U. S. Treasury	10,992	915	8.32	26,694	1,821	6.82	39,513	2,670	6.76
U.S. Government Agencies	406,319	22,960	5.65	316,031	20,044	6.34	252,166	16,854	6.68
State and Municipal*	258,318	19,201	7.43	242,404	18,197	7.51	221,165	18,109	8.19
Other Bonds and Securities	46,870	3,079	6.57	48,601	3,844	7.91	56,583	4,779	8.45
Total Investments	722,499	46,155	6.39	633,730	43,906	6.93	569,427	42,412	7.45
Federal Funds Sold	53,178	822	1.55	5,466	177	3.24	8,713	601	6.90
Commercial Loans and Lease Financing*	1,345,389	96,467	7.17	1,285,001	107,666	8.38	1,160,078	108,456	9.35
Installment Loans	277,892	21,836	7.86	318,802	26,982	8.46	325,401	29,390	9.03
Mortgage Loans	216,635	15,412	7.11	212,462	16,664	7.84	235,941	18,598	7.88
Total Loans and Leases	1,839,916	133,715	7.27	1,816,265	151,312	8.33	1,721,420	156,444	9.09
Total Earning Assets	2,618,954	$180,764	6.90%	2,464,727	$195,954	7.95%	2,304,072	$199,758	8.67 %
Allowance for Loan and Lease Losses	(43,028)			(40,061)			(37,715)		
Non-Interest Earning Assets	216,130			199,603			192,383		
Total Assets	$2,792,056			$2,624,269			$2,458,740		
INTEREST BEARING LIABILITIES									
Interest Bearing Deposits	$1,752,642	$44,783	2.56%	1,671,701	$70,498	4.22%	1,520,576	$72,960	4.80 %
Securities Sold Under Repurchase Agreements and Federal Funds Purchased	238,259	4,387	1.84	251,781	9,509	3.78	290,015	16,864	5.81
Short-Term Borrowings	7,146	104	1.46	7,235	264	3.65	13,942	761	5.46
Long-Term Borrowings	238,439	14,172	5.94	184,418	12,241	6.64	200,102	13,392	6.69
Total Interest Bearing Liabilities	2,236,486	$63,446	2.84%	2,115,135	$92,512	4.37%	2,024,635	$103,977	5.14 %
Non-Interest Bearing Deposits	320,740			287,421			247,418		
Other Non-Interest Bearing Liabilities	26,128			26,496			25,632		
Total Liabilities	2,583,354			2,429,052			2,297,685		
Equity Capital	208,702			195,217			161,055		
Total Liabilities and Equity Capital	$2,792,056			$2,624,269			$2,458,740		
INTEREST RATE MARGIN**		$117,318	4.48%		$103,442	4.20%		$95,781	4.16 %

* Full taxable equivalent basis, using a 35% effective tax rate.

** Represents the difference between interest earned and interest paid, divided by total earning assets.

Loans outstanding, net of unearned income, include nonaccruing loans.

Fee income included.

Net interest income is the difference between interest income on assets and interest expense on liabilities. Net interest income increased $13.6 million or 14.2% to $109.6 million in 2002 from the 2001 amount of $96.0 million. Interest income decreased $15.5 million as a result of decreased loan income of $17.5 million offset by an increase in investment income of $1.9 million. Interest expense decreased $29.1 million or 31.4% to $63.4 million in 2002 from the 2001 amount of $92.5 million due to a decrease of $25.7 million in interest on deposits and a decrease of $3.4 million in borrowed funds. Despite the current low rate environment, the cost of attracting and holding deposited funds is an ever-increasing expense in the banking industry. These increases are the real costs of deposit accumulation and retention, including FDIC insurance costs, marketing and branch overhead expenses. Such costs are necessary for continued growth and to maintain and increase market share of available deposits. The Company's interest rate margin increased slightly from 4.20% in 2001 to 4.48% in 2002 due to increased outstandings in interest earning assets and from which the income generated on these assets decreased due to lower rates at a slower pace than on the increased level of interest bearing liabilities for which the expense paid on those liabilities decreased, also due to lower rates, at a faster pace than on the assets.

The following table shows, on a taxable equivalent basis, the changes in the Company's net interest income, by category, due to shifts in volume and rate, for the years ended December 31, 2002 and 2001. The information is presented on a taxable equivalent basis, using an effective tax rate of 35% (in thousands).

	Year Ended December 31,					
	2002 over 2001 (1)			2001 over 2000 (1)		
Increase (decrease) in:	Volume	Rate	Total	Volume	Rate	Total
Interest income:						
Interest bearing deposits at banks	($356)	($131)	($487)	$317	($59)	$258
Securities:						
US Treasury and Agencies	4,758	(2,748)	2,010	3,417	(1,076)	2,341
State and municipal	1,195	(191)	1,004	1,739	(1,651)	88
Other bonds and securities	(137)	(628)	(765)	(674)	(261)	(935)
Total investment securities	5,816	(3,567)	2,249	4,482	(2,988)	1,494
Federal funds sold	1,545	(900)	645	(224)	(200)	(424)
Loans:						
Comml loans and lease financing	5,060	(16,259)	(11,199)	11,679	(12,469)	(790)
Installment loans	(3,462)	(1,684)	(5,146)	(596)	(1,812)	(2,408)
Mortgage loans	327	(1,579)	(1,252)	(1,851)	(83)	(1,934)
Total loans	1,925	(19,522)	(17,597)	9,232	(14,364)	(5,132)
Total interest income	$8,930	($24,120)	($15,190)	$13,807	($17,611)	($3,804)
Interest expense:						
Interest bearing deposits	3,413	(29,128)	(25,715)	7,251	(9,713)	(2,462)
Securities sold under repurchase agreements and federal funds purchased	(511)	(4,611)	(5,122)	(2,214)	(5,141)	(7,355)
Short-term borrowings	(3)	(157)	(160)	(331)	(166)	(497)
Long-term borrowings	3,586	(1,655)	1,931	(1,050)	(101)	(1,151)
Total borrowed funds	3,072	(6,423)	(3,351)	(3,595)	(5,408)	(9,003)
Total interest expense	$6,485	($35,551)	($29,066)	$3,656	($15,121)	($11,465)
Increase (decrease) in net interest income	$2,445	$11,431	$13,876	$10,151	($2,490)	$7,661

(1) Variance not solely due to rate or volume is allocated to the volume variance. The change in interest due to both rate and volume is allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the change in each.

ALLOWANCE FOR LOAN LOSSES

The provision for loan losses is determined by periodic reviews of loan quality, current economic conditions, loss experience and loan growth. Based on these factors, the provision for loan losses was $14.0 million for the year ended December 31, 2002 and $9.0 million and $7.3 million for the years ended December 31, 2001 and 2000, respectively. The allowance for loan losses of $42.6 million at year-end 2002 and $42.2 million at year-end 2001 as a percentage of total loans was 2.26% at year-end 2002 and 2.27% at year-end 2001.

Net loan chargeoffs of $13.6 million in 2002 were high compared to historical Company results of $5.8 million and $5.0 million during 2001 and 2000, respectively, and high also compared to peer averages. Of the $13.6 million in net chargeoffs, $7.1 million was a direct result of two large commercial real estate transactions, discussed in the Loan Portfolio section. The increase in loan chargeoffs in 2002 compared to NP Bank's prior experience was the direct result of two large commercial real estate loans involving the borrowers misrepresentation of their loan information to the bank. To strengthen NP Bank's credit administration process, NP Bank has enhanced its lending policies, and allocated additional resources to oversee its underwriting procedures. Management continues to believe its loan loss allowance is adequate to cover future losses.

A detailed analysis of the Company's allowance for loan losses for the five years ended December 31, 2002, is shown below:

	December 31,				
	2002	2001	2000	1999	1998
Balance at beginning of year	$42,207	$39,033	$35,351	$31,555	$29,007
Charge-offs:					
Commercial and industrial loans	2,905	2,018	2,596	1,858	1,549
Real estate loans:					
Construction and land development	7,393	1,708	--	--	--
Residential	2,679	1,854	1,423	1,381	719
Other	617	569	969	1,262	2,374
Loans to individuals	2,192	2,025	2,121	800	627
Total Charge-offs	15,786	$8,174	$7,109	$5,301	$5,269
Recoveries:					
Commercial and industrial	281	1,423	814	278	245
Real estate loans:					
Construction and land development	7	56	44	10	--
Residential	794	339	438	555	653
Other	297	328	598	1,571	553
Loans to individuals	787	202	188	113	166
Total Recoveries	$2,166	$2,348	$2,082	$2,527	$1,617
Net charge-offs	$13,620	$5,826	$5,027	$2,774	$3,652
Provision charged to expense	14,000	9,000	7,325	6,570	6,200
Adjustments:					
Changes incident to mergers and absorptions, net	--	--	1,384	--	--
Balance at end of year	$42,587	$42,207	$39,033	$35,351	$31,555
Ratio of net charge-offs during the period to average loans outstanding during the period	0.74%	0.31%	0.28%	0.18%	0.25%

Commercial and industrial loans, real estate loans, and construction loans are charged off to the allowance as soon as it is determined that the repayment of all or part of the principal balance is highly unlikely. Loans to individuals are charged off any time repayment is deemed highly unlikely or as soon as the loan becomes 120 days delinquent. Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The Company maintains an allowance for loan losses at a level deemed sufficient to absorb losses, which are inherent in the loan portfolio at each balance sheet date. Management reviews the adequacy of the allowance on at least a quarterly basis to ensure that the provision for loan losses has been charged against earnings in an amount necessary to maintain the allowance at a level that is appropriate based on management's assessment of probable estimated losses. The Company's methodology for assessing the appropriateness of the allowance for loan losses consists of several key elements. These elements include a specific reserve for doubtful or high risk loans, an allocated reserve based on historical trends, and an unallocated portion. The Company consistently applies the following comprehensive methodology.

The specific reserve for high risk loans is established for specific commercial and industrial loans, real estate development loans, and construction loans which have been identified by bank management as being high risk loan assets. These high risk loans are assigned a doubtful risk rating grade because the loan has not performed according to payment terms and there is reason to believe that repayment of the loan principal in whole or part is unlikely. The specific portion of the allowance is the total amount of potential unconfirmed losses for these individual doubtful loans. To assist in determining the fair value of loan collateral, the Company often utilizes independent third party qualified appraisal firms which in turn employ their own criteria and assumptions that may include occupancy rates, rental rates, and property expenses, among others.

The second category of reserves consists of the allocated portion of the allowance. The allocated portion of the allowance is determined by taking pools of loans outstanding and commitments that have similar characteristics and applying historical loss experience for each pool. This estimate represents the potential unconfirmed losses within the portfolio. Individual loan pools are created for commercial loans, real estate development and construction loans, and for the various types of loans to individuals. The historical estimation for each loan pool is then adjusted to account for current conditions, current loan portfolio performance, loan policy or management changes or any other factor, which may cause future losses to deviate from historical levels. Before applying the historical loss experience percentages, loan balances are reduced by the portion of the loan balances, which, are subject to a guarantee by a government agency.

The Company also maintains an unallocated allowance. The unallocated allowance is used to cover any factors or conditions, which may cause a potential loan loss but are not specifically identifiable. It is prudent to maintain an unallocated portion of the allowance because no matter how detailed an analysis of potential loan losses is performed these estimates by definition lack precision. Management must make estimates using assumptions and information, which is often subjective and changing rapidly. At December 31, 2002, management believes that the allowance for loan losses and nonperforming loans remained safely within acceptable levels

The following table shows how the allowance for loan losses is allocated among the various types of loans that the Company has outstanding. This allocation is based on management's specific review of the credit risk of the outstanding loans in each category as well as historical trends.

Allocation of the Allowance for Loan Losses (1)

	2002		2001		2000		1999		1998	
	Allowance	% Loan Type to Total Loans	Allowance	% Loan Type to Total Loans	Allowance	% Loan Type to Total Loans	Allowance	% Loan Type to Total Loans	Allowance	% Loan Type to Total Loans
Commercial and industrial	$ 8,142	20.0%	$ 5,182	19.3%	$ 6,323	17.7%	$ 6,080	16.7%	$ 5,995	15.6%
Real estate loans:										
Construction and land dev.	2,640	6.5%	11,279	6.9%	6,948	8.4%	4,348	8.2%	2,588	5.6%
Residential	15,168	37.2%	3,393	36.2%	3,435	38.4%	4,278	42.1%	4,260	48.0%
Other	13,579	33.3%	8,824	33.1%	10,773	31.1%	11,312	29.1%	11,644	27.3%
Loans to individuals	1,234	3.0%	5,878	4.5%	7,026	4.4%	4,384	3.9%	3,345	3.5%
Unallocated	1,824	N/A	7,651	N/A	4,528	N/A	4,949	N/A	3,723	N/A
	$42,587	100.0%	$ 42,207	100.0%	$ 39,033	100.0%	$ 35,351	100.0%	$ 31,555	100.0%

(1) This allocation is made for analytical purposes. The total allowance is available to absorb losses from any segment of the portfolio.

OTHER INCOME AND EXPENSES

Other income increased $5.3 million or 15.5% in 2002 compared to 2001, as a result of increased service charges on deposit accounts of $2.3 million, increased mortgage banking income of $1.1 million, increased Bank Owned Life Insurance Income of $962,000, increased other services charges and fees of $824,000, and increased trust income of $142,000. The increase in deposit fees is due to the increase in the number of accounts and additional products introduced in 2002. Mortgage income increased due to the decrease in rates and the willingness of customers to refinance. The increase in other income in 2001 compared to 2000 was $6.8 million or 24.7% as a result of increased service charges on deposits accounts of $3.3 million, and increased mortgage banking income of $2.2 million, increased other service charges and fees of $882,000, increased trust income of $317,000, and increased net gains on sale of investment securities of $101,000. Sales of investment securities in 2002 and 2001 totaled $20.5 million and $25.6 million, respectively. Other expenses increased $9.1 million or 11.3% in 2002 compared to 2001 as a result of increased salaries, wages and benefits of $4.3 million and increased other operating expenses of $4.8 million. Other operating expenses increased in part due to the write-down of a minority ownership interest in a non-banking, non-public financial services business. At the time of the Company's investment, this business appeared to be an opportunity for the Company to continue to focus on specialized niche markets. The business has been unable to accomplish its business plan and the Company elected to terminate its investment in this business. The Company has no other material, similar types of investments. The Company also wrote off the unamortized issuance costs of $822,000 related to the redemption of the 1997 preferred securities. Salaries, wages and benefits increased due to increased staff and increases in benefit costs. Other expenses increased $5.4 million or 7.2% in 2001 when compared to 2000, as a result of increased salaries, wages and benefits of $3.2 million, increased other expenses of $2.2 million. For 2002, 2001, and 2000, there are no individual items of other operating expenses that exceed one percent of the aggregate of total interest income and other income, with the exception of advertising and marketing related expenses.

Income before income taxes increased in 2002 by $4.8 million or 11.8% compared to 2001, when income before income taxes increased by $7.3 million compared to 2000. Income taxes increased $1.3 million in 2002 compared to 2001 while income taxes increased $2.3 million compared to 2000. The Company's effective tax rate is 20.5% for 2002, 19.7% for 2001, and 17.0% for 2000, respectively. The increase from 2001 to 2002 is due to the decrease in tax advantaged income as a percent of taxable income. The effective tax rate is less than the current 35% incremental rate due to the Company's investments in tax advantaged municipal securities and bank owned life insurance.

On January 1, 2002, the Company adopted SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Intangible Assets. These statements modify the Company's accounting for goodwill and other intangible assets. SFAS No. 142 modifies the accounting for all purchased goodwill and intangible assets. As of January 1, 2002, the Company is no longer amortizing its goodwill. Had the Company not been required to amortize goodwill, reported earnings per share would have been $0.06 higher on a diluted basis or $1.60 per share versus the $1.54 per share actually reported for the twelve months ended December 31, 2001.

SFAS No. 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them. The Company will be testing goodwill for impairment at least annually. For the testing completed as of June 30, 2002, the Company had no impairment of goodwill. No assurance can be given that future goodwill impairment tests will not result in a charge to earnings.

LIQUIDITY AND INTEREST RATE SENSITIVITY

The primary functions of asset/liability management are to assure adequate liquidity and maintain an appropriate balance between interest earning assets and interest bearing liabilities.

Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Funding affecting short-term liquidity, including deposits, repurchase agreements, federal funds purchased, and short-term borrowings increased $51.6 million during 2002. Long-term borrowings increased $52.7 million during 2002.

The Company currently does not have any unconsolidated subsidiaries or off-balance sheet special purpose entities.

The goal of interest rate sensitivity management is to enhance consistent growth of net interest income through periods of changing interest rates. Such sensitivity is measured as the difference in the volume of assets and liabilities in the existing portfolio that are subject to repricing in a future time period.

The following table shows separately the interest rate sensitivity of each category of interest earning assets and interest bearing liabilities at December 31, 2002:

	Repricing Periods			
	Within Three Months	Three Months Through One Year	One Year Through Five Years	Over Five Years
(In Thousands)				
Assets				
Interest bearing deposits at banks	$ 2,616	$ ---	$ ---	$ ---
Federal Funds Sold	48,000			
Investment securities	103,692	167,492	232,527	230,063
Loans and Leases(1)	775,425	230,562	712,413	124,587
Other assets	---	---	---	230,885
	929,733	398,054	944,940	585,535
Liabilities and equity				
Non-interest bearing deposits	353,853	---	---	---
Interest bearing deposits (2)	501,625	238,952	353,768	664,442
Borrowed funds (3)	149,844	---	60,430	223,368
Preferred securities	---	---	---	63,250
Other liabilities	---	---	---	26,370
Hedging instruments	60,000	(20,000)	(40,000)	---
Shareholders' equity	---	---	---	222,360
	1,065,322	218,952	374,198	1,199,790
Interest sensitivity gap	(135,589)	179,102	570,742	(614,255)
Cumulative interest rate sensitivity gap	(135,589)	43,513	614,255	$ ---

(1) Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due. Fixed-rate loans are included in the period in which they are scheduled to be repaid and are adjusted to take into account estimated prepayments based upon assumptions estimating the prepayments in the interest rate environment prevailing during the fourth calendar quarter of 2002. The table assumes prepayments and scheduled principal amortization of fixed-rate loans and mortgage-backed securities, and assumes that adjustable-rate mortgages will reprice at contractual repricing intervals. There has been no adjustment for the impact of future commitments and loans in process.

(2) Savings and NOW deposits are scheduled for repricing based on historical deposit decay rate analyses, as well as historical moving averages of run-off for the Company's deposits in these categories. While generally subject to immediate withdrawal, management considers a portion of these accounts to be core deposits having significantly longer effective maturities based upon the Company's historical retention of such deposits in changing interest rate environments. Specifically, 29.0% of these deposits are considered repriceable within three months and 71.0% are considered repriceable in the over five-year category.

(3) Includes federal funds purchased, securities sold under repurchase agreements, and short and long term borrowings.

Interest rate sensitivity is a function of the repricing characteristics of the Company's assets and liabilities. These characteristics include the volume of assets and liabilities repricing, the timing of the repricing, and the relative levels of repricing. Attempting to minimize the interest rate sensitivity gaps is a continual challenge in a changing rate environment. Based on the Company's gap position as reflected in the above table, current accepted theory would indicate that net interest income would decrease in a falling interest rate environment and would increase in a rising interest rate environment. An interest rate gap table does not, however, present a complete picture of the impact of interest rate changes on net interest income. First, changes in the general level of interest rates do not affect all categories of assets and liabilities equally or simultaneously. Second, assets and liabilities which can contractually reprice within the same period may not, in fact, reprice at the same time or to the same extent. Third, the table represents a one-day position; variations occur daily as the Company adjusts its interest sensitivity throughout the year. Fourth, assumptions must be made to construct such a table. For example, non-interest bearing deposits are assigned a repricing interval of within three months, although history indicates a significant amount of these deposits will not move into interest bearing categories regardless of the general level of interest rates. Finally, the repricing distribution of interest sensitive assets may not be indicative of the liquidity of those assets.

Gap analysis is a useful measurement of asset and liability management; however, it is difficult to predict the effect of changing interest rates based solely on this measure. Therefore, the Company supplements gap analysis with the calculation of the Economic Value of Equity. This report forecasts changes in the Company's market value of portfolio equity ("MVPE") under alternative interest rate environments. The MVPE is defined as the net present value of the Company's existing assets, liabilities, and off-balance sheet instruments. The calculated estimates of change in MVPE at December 31, 2002 are as follows:

MVPE Change in Interest Rate	Amount (In Thousands)	% Change
+300 Basis Points	347,588	12.35
+200 Basis Points	358,363	15.84
+100 Basis Points	354,241	14.51
Flat Rate	309,367	----
-100 Basis Points	297,039	-3.99
-200 Basis Points	255,976	-17.26
-300 Basis Points	232,725	-24.77

Management believes that the assumptions utilized in evaluating the vulnerability of the Company's earnings and capital to changes in interest rates approximate actual experience; however, the interest rate sensitivity of the Company's assets and liabilities as well as the estimated effect of changes in interest rates on MVPE could vary substantially if different assumptions are used, such as 400 or 500 basis point changes in interest rates, or actual experience differs from the experience on which the assumptions were based.

If the Company should experience a mismatch in its desired gap ranges or an excessive decline in its MVPE subsequent to an immediate and sustained change in interest rate, it has a number of options which it could utilize to remedy such mismatch. The Company could restructure its investment portfolio through the sale or purchase of securities with more favorable repricing attributes. It could also emphasize loan products with appropriate maturities or repricing attributes, or it could emphasize deposits or obtain borrowings with desired maturities.

The Company anticipates interest rate levels will remain stable in the first half of 2003, and will rise in the second half of 2003. Given this assumption, the Company's asset/liability strategy for 2003 is to maintain the positive gap position (interest-bearing assets subject to repricing more than interest-earning liabilities subject to repricing) for periods up to a year. The impact of changing interest rates on net interest income is not expected to be significant to the Company's results of operations. Effective monitoring of these interest sensitivity gaps is the priority of the Company's asset/liability management committee.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The following table sets forth contractual obligations and other commitments representing required and potential cash outflows as of December 31, 2002:

(dollars in thousands)	Total	Less than One Year	One to Three Years	Four to Five Years	After Five Years
Minimum annual rentals on noncancellable operating leases	$ 17,627	$ 2,948	$ 4,488	$ 2,422	$ 7,769
Remaining contractual maturities of time deposits	765,418	407,628	286,881	66,887	4,022
Loan commitments	598,950	430,071	34,924	5,895	128,060
Long-term borrowed funds	169,703	9,187	22,500	37,929	100,087
Guaranteed preferred beneficial interests in Company's subordinated debentures	63,250	---	---	---	63,250
Standby letters of credit	42,389	33,810	8,377	84	118
Total	$1,657,337	$883,644	$357,170	$113,217	$303,306

The Company had no capital leases at December 31, 2002.

CAPITAL ADEQUACY

Shareholders' equity increased by $26.7 million or 13.6% in 2002 to $222.4 million. This increase was principally due to an increase in the valuation adjustment for securities available for sale, as well as the increase in retained earnings from 2002 net income, less cash dividends paid in 2002. Cash dividends paid in 2002 increased $1.1 million or 6.9% compared to the cash dividends paid in 2001, which increased $1.9 million or 13.6% compared to cash dividends paid in 2000. Earnings retained in 2002 were 51.3% compared to 49.5% in 2001.

The following table sets forth certain capital performance ratios for the Company.

CAPITAL PERFORMANCE	2002	2001	2000
Return on average assets	1.30%	1.25%	1.13%
Return on average equity	17.40%	16.80%	17.30%
Dividend payout ratio	48.75%	50.46%	52.32%
Earnings retained	51.30%	49.50%	47.70%

CAPITAL LEVELS

	Tier 1 Capital to Average Assets Ratio		Tier 1 Capital to Risk-Weighted Assets Ratio		Total Capital to Risk-Weighted Assets Ratio	
	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2001
The Company	8.66%	7.99%	11.81%	10.53%	13.08%	11.82%
National Penn Bank	6.91%	7.03%	9.33%	9.16%	10.59%	10.42%
Panasia Bank, N.A.	5.61%	6.64%	10.10%	12.38%	11.36%	13.64%
"Well Capitalized" institution (under banking regulations)	5.00%	5.00%	6.00%	6.00%	10.00%	10.00%

The Company's capital ratios above compare favorably to the minimum required amounts of Tier 1 and total capital to "risk-weighted" assets and the minimum Tier 1 leverage ratio, as defined by banking regulators. At December 31, 2001, the Company was required to have minimum Tier 1 and total capital ratios of 4.0% and 8.0%, respectively, and a minimum Tier 1 leverage ratio of 4.0%. In order for the Company to be considered "well capitalized," as defined by banking regulators, the Company must have Tier 1 and total capital ratios of 6.0% and 10.0%, respectively, and a minimum Tier 1 leverage ratio of 5.0%. At December 31, 2002, National Penn Bank and Panasia Bank, N.A., each meet the criteria for a well capitalized institution, and management believes that, under current regulations, the Company will continue to meet its minimum capital requirements in the foreseeable future.

The Company does not presently have any commitments for significant capital expenditures. The Company is not under any agreement with regulatory authorities nor is it aware of any current recommendations by the regulatory authorities which, if they were to be implemented, would have a material effect on liquidity, capital resources, or operations of the Company.

In July 2001, the Company's Board of Directors approved the repurchase of up to 975,000 shares of its common stock to be used for the general corporate purposes, including the Company's dividend reinvestment, stock option, employee stock purchase plans, and other stock-based corporate plans. The stock repurchase plan authorizes the Company to make repurchases from time to time in open market or privately negotiated transactions. The Company purchased 652,653 shares at an aggregate cost of approximately $15,942,000 for the period January 1, 2002 through August 27, 2002, the date of the completion of the 2001 repurchase program.

On June 26, 2002, the Company's Board of Directors approved a stock repurchase plan of up to 1,000,000 shares of its common stock. Repurchases can be from time to time in the open market or privately negotiated transaction, and may be used for general purposes including the Company's dividend reinvestment plan, stock option plans, employee stock purchase plan, and other stock benefit plans. As of December 31, 2002, a total of 173,529 shares have been repurchased at an aggregate cost of approximately $4,429,000.

ACQUISITION OF PANASIA BANK

On July 11, 2000, the Company completed the acquisition of Panasia Bank (Panasia), a community bank with $110 million in assets. Under the terms of the acquisition, the outstanding shares of Panasia stock were purchased for $29 per share, and the outstanding Panasia stock options were cancelled for cash equal to the difference between their exercise prices and $29 per share, at a total cost of $20 million. The Company financed the Panasia acquisition with a four-year loan from an unaffiliated financial institution. This transaction was accounted for under the purchase method of accounting. Under the purchase method of accounting, Panasia's results of operation are included in the Company's consolidated results of operation from and after July 11, 2000.

More information is available in the Company's Report on Form 8-K dated July 11, 2000, filed with the Securities and Exchange Commission ("SEC").

PENDING SALE OF PANASIA BANK, N.A

On February 10, 2003, National Penn, Panasia and Woori America Bank, a New York banking institution, entered into an Agreement providing for, among other things, the sale of Panasia to Woori America Bank for $34.5 million in cash and the subsequent merger of Panasia into Woori America Bank, as previously reported on National Penn's Report on Form 8-K dated February 10, 2003 filed with the SEC and available at National Penn's website. Subject to various closing conditions, including receipt of required regulatory approvals, National Penn and Panasia anticipate that the transactions will close in third quarter 2003. No assurance can be given that all required regulator approvals will be obtained, that all other closing conditions will be satisfied or waived, or that the transactions will in fact be consummated. Additional information is provided in National Penn's 8-K dated February 10, 2003.

ACQUISITION OF COMMUNITY INDEPENDENT BANK, INC.

On January 3, 2001, the Company acquired Community Independent Bank, Inc. ("Community") by its merger with and into the Company. Community's banking subsidiary, Bernville Bank, N.A., had $100 million in assets as of December 31, 2000. Under the terms of the merger, each outstanding share of Community stock was converted into .945 share of the Company's common stock, resulting in issuance of 659,245 shares of the Company's common stock. Outstanding options for Community stock were converted into options for 19,184 shares of the Company's common stock. The transaction was accounted for under the pooling of interests method of accounting.

More information is available in the Company's Current Reports on Form 8-K dated July 11, 2000, October 25, 2000, and December 20, 2000, each filed with the SEC, and in the Company's registration statement on Form S-4, filed with the SEC on September 12, 2000.

ACQUISITION OF FIRSTSERVICE BANK

On February 25, 2003, the Company acquired FirstService Bank ("FirstService") by its merger into National Penn Bank. *FirstService Bank is a commercial bank offering a broad range of personal and commercial banking* services, headquartered in Doylestown, Bucks County, Pennsylvania, with six other community offices in Bucks and Montgomery Counties, Pennsylvania, and an additional office under construction in Souderton, Pennsylvania. Through its subsidiaries, FirstService Bank also offers casualty insurance, asset management services and non-deposit investment products. FirstService also has a proprietary interest in a title insurance agency.

At December 31, 2002, FirstService Bank had assets of $399.6 million. Under the terms of the merger, each outstanding share of FirstService Bank common stock was converted into .5954 share of the Company's common stock, plus $3.90, resulting in issuance of 2,563,552 shares of the Company's common stock. Outstanding options for 860,489 shares of FirstService Bank stock were converted into options for shares of the Company's common stock. The transaction was accounted for under the purchase method of accounting.

The Company believes that the FirstService Bank acquisition will be dilutive to the Company's earnings in 2003, but will be accretive to earnings in 2004.

More information is available in the Company's Reports on Form 8-K dated September 24, 2002 and February 4, 2003, each filed with the SEC and in the Company's registration statement on Form S-4, filed with the SEC on December 6, 2002, and amended on December 31, 2002.

NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) issued SFAS No. 147, Acquisitions of Certain Financial Institutions: an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No 9, which removes acquisitions of financial institutions from the scope of SFAS 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions. The adoption of SFAS No. 147 did not have a material impact on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends SFAS 123 "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The expanded annual disclosure requirements and the transition provisions are effective for fiscal years ending after December 15, 2002 and has been included in the Company's consolidated financial statements. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. Management does not expect the adoption of SFAS 148 to have a material effect on the Company's financial position, results of operations, or cash flows.

FUTURE OUTLOOK

In 2003, the Company anticipates opening one new community office in Lehigh County, PA, in addition to a community office that will operate under the FirstService division.

FORWARD-LOOKING STATEMENTS

From time to time, the Company or its representatives make written or oral statements that may include "forward-looking statements" with respect to its:

* Financial condition.
* Results of operations.
* Asset quality.
* Product, geographic and other business expansion plans and activities.
* Investments in new subsidiaries and other companies.
* Capital expenditures, including investments in technology.
* Pending or completed mergers with or acquisitions of financial or non-financial companies or their assets, loans, deposits and branches, and the revenue enhancements, cost savings and other benefits anticipated in those transactions.
* Other matters.

Many of these statements can be identified by looking for words such as "believes," "expects," "anticipates," "estimates", "projects" or similar words or expressions.

These forward-looking statements involve substantial risks and uncertainties. There are many factors that may cause actual results to differ materially from those contemplated by such forward-looking statements. These factors include, among other things, the following possibilities:

* The Company's unified branding campaign and other marketing initiatives may be less effective than expected in building name recognition and greater customer awareness of the Company's products and services. Use of non-Company brands may be counter-productive.
* Expansion of the Company's products and services offerings may meet with more effective competitive resistance from others already offering such products and services than expected.
* New product development by new and existing competitors may be more effective, and take place more quickly, than expected.

* Competitors with substantially greater resources may enter product market, geographic or other niches currently served by the Company.

* Geographic expansion may be more difficult, take longer, and present more operational and management risks and challenges, than expected.

* Business development in newly entered geographic areas may be more difficult, and take longer, than expected.

* Competitive pressures may increase significantly and have an adverse effect on the Company's pricing, spending, third-party relationships and revenues.

* The Company may be less effective in cross-selling its various products and services, and in utilizing alternative delivery systems such as the Internet, than expected.

* Projected business increases following new product development, geographic expansion, and productivity and investment initiatives, may be lower than expected, and recovery of associated costs may take longer than expected.

* The Company may be unable to retain key executives and other key personnel due to intense competition for such persons or otherwise.

* Increasing interest rates may increase funding costs and reduce interest margins, and may adversely affect business volumes, including mortgage origination levels.

* General economic or business conditions, either nationally or in the regions in which the Company will be doing business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the Company's loan portfolio and allowance for loan losses.

* Expected synergies and cost savings from mergers, including reductions in interest and non-interest expense, may not be fully realized or realized as quickly as expected.

* Revenues and loan growth following mergers may be lower than expected.

* Loan losses, deposit attrition, operating costs, customer and key employee losses, and business disruption following mergers may be greater than expected.

* Business opportunities and strategies potentially available to the Company, after mergers, may not be successfully or fully acted upon.

* Costs, difficulties or delays related to the integration of businesses of acquired companies with the Company's business may be greater or take longer than expected.

* Technological changes may be harder to make or more expensive than expected or present unanticipated operational issues.

* Recent and proposed legislative or regulatory changes, including changes in accounting rules and practices, and customer privacy and data protection requirements, and intensified regulatory scrutiny of the financial services industry in general, may adversely affect the Company's costs and business.

* Market volatility may continue in the securities markets, with an adverse effect on the Company's securities and asset management activities.

* The Company may be unable to successfully manage the foregoing and other risks and to achieve its current short-term and long-term business plans and objectives.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. The Company cautions shareholders not to place undue reliance on such statements.

All written or oral forward-looking statements attributable to the Company or any person acting on its behalf made after the date of this Report are expressly qualified in their entirety by the cautionary statements contained in this Report. The Company does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this Report or to reflect the occurrence of unanticipated events.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Information with respect to quantitative and qualitative disclosures about market risk is included in the information under Management's Discussion and Analysis at Item 7 hereof.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

NATIONAL PENN BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Dollars in thousands, except per share data)

	December 31, 2002	December 31, 2001
ASSETS		
Cash and due from banks	$ 83,831	$ 101,796
Interest bearing deposits in banks	2,616	6,002
Federal funds sold	48,000	-
Total cash and cash equivalents	134,447	107,798
Investment securities available for sale, at fair value	733,774	658,581
Loans held for sale	52,992	6,489
Loans, less allowance for loan losses of $42,587 and $42,207 in 2002 and 2001, respectively	1,789,995	1,807,673
Premises and equipment, net	30,589	29,125
Accrued interest receivable	15,235	15,332
Bank owned life insurance	58,360	55,723
Unconsolidated investments under the equity method	2,702	2,434
Other assets	40,168	44,327
Total assets	$ 2,858,262	$ 2,727,482
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Non-interest bearing	$ 353,853	$ 344,972
Interest-bearing	1,758,787	1,731,823
Total deposits	2,112,640	2,076,795
Securities sold under repurchase agreements and federal funds purchased	253,325	238,726
Short-term borrowings	10,614	9,480
Long-term borrowings	169,703	139,974
Guaranteed preferred beneficial interests in Company's subordinated debentures	63,250	40,250
Accrued interest payable and other liabilities	26,370	26,575
Total liabilities	2,635,902	2,531,800
Shareholders' equity		
Preferred stock, no stated par value; authorized 1,000,000 shares, none issued	-	-
Common stock, no stated par value; authorized 62,500,000 shares, issued and outstanding 2002 - 20,699,782; 2001 - 20,923,206, net of shares in Treasury: 2002 - -0-; 2001 - 121,827	172,471	166,138
Retained earnings	30,593	29,333
Accumulated other comprehensive income	19,296	3,119
Treasury stock, at cost	-	(2,908)
Total shareholders' equity	222,360	195,682
Total liabilities and shareholders' equity	$ 2,858,262	$ 2,727,482

The accompanying notes are an integral part of these statements.

NATIONAL PENN BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Income
(Dollars in thousands, except per share data)

	Year ended December 31,		
	2002	2001	2000
INTEREST INCOME			
Loans, including fees	$ 132,544	$ 150,079	$ 155,250
Investment securities			
Taxable	26,954	25,709	24,303
Tax-exempt	12,618	11,973	11,948
Federal funds sold	822	177	601
Deposits in banks	72	559	301
Total interest income	173,010	188,497	192,403
INTEREST EXPENSE			
Deposits	44,783	70,498	72,960
Securities sold under repurchase agreements and federal funds purchased	4,387	9,509	16,864
Short-term borrowings	104	264	761
Long-term borrowings	14,172	12,241	13,392
Total interest expense	63,446	92,512	103,977
Net interest income	109,564	95,985	88,426
Provision for loan losses	14,000	9,000	7,325
Net interest income after provision for loan losses	95,564	86,985	81,101
OTHER INCOME			
Trust income	5,314	5,172	4,855
Service charges on deposit accounts	12,656	10,343	7,074
Bank owned life insurance income	3,716	2,754	2,701
Other service charges and fees	12,000	11,176	10,294
Net gains on sale of investment securities	214	334	233
Mortgage banking income	5,679	4,553	2,385
Equity in undistributed net earnings of affiliates	268	170	117
Total other income	39,847	34,502	27,659
OTHER EXPENSES			
Salaries, wages and employee benefits	49,132	44,831	41,589
Net premises and equipment	13,818	12,147	12,189
Other operating	26,881	23,745	21,504
Total other expenses	89,831	80,723	75,282
Income before income taxes	45,580	40,764	33,478
Income taxes	9,346	8,030	5,690
Net income	$ 36,234	$ 32,734	$ 27,788
PER SHARE OF COMMON STOCK			
Basic earnings	$ 1.74	$ 1.56	$ 1.34
Diluted earnings	$ 1.72	$ 1.54	$ 1.32
Dividends paid	$ 0.85	$ 0.79	$ 0.70

The accompanying notes are an integral part of these statements.

NATIONAL PENN BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statement of Changes in Shareholders' Equity
(Dollars in thousands)

	Common Shares	Common Amount	Retained earnings	Accumulated other comprehensive (loss) income	Treasury stock	Total	Compre-hensive income
Balance at January 1, 2000	18,396,911	$ 139,173	$ 30,441	$ (11,723)	$ (2,953)	$ 154,938	
Net income	-	-	27,788	-	-	27,788	$ 27,788
Cash dividends declared	-	-	(14,893)	-	-	(14,893)	
5% stock dividend	887,062	16,739	(16,739)	-	-	-	
Shares issued under stock-based plans	2,539	29	-	-	-	29	
Other comprehensive income, net of reclassification adjustment and taxes	-	-	-	14,476	-	14,476	14,476
Total comprehensive income	-	-	-	-	-	-	$ 42,264
Effect of treasury stock transactions	66,936	(1,222)	-	-	2,100	878	
Balance at December 31, 2000	19,353,448	154,719	26,597	2,753	(853)	183,216	
Net income	-	-	32,734	-	-	32,734	$ 32,734
Cash dividends declared	-	-	(16,974)	-	-	(16,974)	
3% stock dividend	581,979	13,024	(13,024)	-	-	-	
Other comprehensive income, net of reclassification adjustment and taxes	-	-	-	366	-	366	366
Total comprehensive income	-	-	-	-	-	-	$ 33,100
Effect of treasury stock transactions	(8,564)	(1,605)	-	-	(2,055)	(3,660)	
Balance at December 31, 2001	19,926,863	166,138	29,333	3,119	(2,908)	195,682	
Net income	-	-	36,234	-	-	36,234	36,234
Cash dividends declared	-	-	(18,040)	-	-	(18,040)	
5% stock dividend	673,764	8,757	(16,934)	-	8,177	-	
Other comprehensive income, net of reclassification adjustment and taxes	-	-	-	16,177	-	16,177	16,177
Total comprehensive income	-	-	-	-	-	-	$ 52,411
Effect of treasury stock transactions	99,155	(2,424)	-	-	(5,269)	(7,693)	
Balance at December 31, 2002	20,699,782	$ 172,471	$ 30,593	$ 19,296	$ -	$ 222,360	

The accompanying notes are an integral part of this statement.

NATIONAL PENN BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Dollars in thousands, except per share data)

	Year ended December 31,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 36,234	$ 32,734	$ 27,788
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan and lease losses	14,000	9,000	7,325
Depreciation and amortization	4,907	6,379	5,894
Deferred income tax benefit	7,148	(47)	7,767
Amortization of premiums and discounts on investment securities, net	2,132	2,014	1,862
Investment securities gains, net	(214)	(334)	(277)
Mortgage loans originated for resale	(109,946)	(65,329)	(42,235)
Sale of mortgage loans originated for resale	112,372	66,272	42,483
Changes in assets and liabilities			
(Increase) decrease in accrued interest receivable	97	2,283	(3,182)
Increase (decrease) in accrued interest payable	(3,736)	(5,101)	5,716
Increase in other assets	(5,565)	(3,293)	(16,330)
Increase (decrease) in other liabilities	3,155	2,353	(3,329)
Net cash provided by operating activities	60,584	46,931	33,482
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash paid in excess of cash equivalents for businesses acquired	(8,624)	-	(1,387)
Proceeds from sales of investment securities available for sale	20,458	25,601	47,043
Proceeds from maturities of investment securities available for sale	87,111	187,041	39,178
Purchase of investment securities available for sale	(168,771)	(265,928)	(150,800)
Net increase in loans	(26,998)	(63,275)	(143,685)
Purchases of premises and equipment	(5,943)	(6,136)	(6,577)
Purchase of bank owned life insurance	(2,637)	(2,750)	(2,594)
Net cash used in investing activities	(105,404)	(125,447)	(218,822)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in interest and non-interest bearing demand deposits and savings accounts	169,673	193,247	151,280
Net (decrease) increase in certificates of deposit	(141,309)	(26,043)	74,461
Net (decrease) increase in securities sold under agreements to repurchase and federal funds purchased	14,599	(59,323)	97,240
Net (decrease) increase in short-term borrowings	1,135	439	(13,878)
Proceeds from long-term borrowings	70,000	-	68,376
Repayments of long-term borrowings	(40,272)	(6,458)	(145,021)
Issuance of subordinated debentures	63,250	-	-
Redemption of subordinated debentures	(40,250)	-	-
Issuance of common stock under dividend reinvestment and stock option plan	-	-	29
Effect of treasury stock transactions	(7,693)	(3,660)	878
Cash dividends	(17,664)	(16,519)	(14,538)
Net cash provided by financing activities	71,469	81,683	218,827
Net increase in cash and cash equivalents	26,649	3,167	33,487
Cash and cash equivalents at beginning of year	107,798	104,631	71,144
Cash and cash equivalents at end of year	$ 134,447	$ 107,798	$ 104,631

The accompanying notes are an integral part of these statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

National Penn Bancshares, Inc. (the Company), primarily through its Bank subsidiaries, National Penn Bank (NPB) and Panasia Bank, N.A. (Panasia) (collectively, the Banks), has been serving residents and businesses of southeastern Pennsylvania since 1874 and New Jersey since July 2000. In 2002, Panasia opened a branch in Annandale, Virginia to service the Washington D.C. area. The Banks, which have in excess of 58 branch locations, are locally managed community banks providing commercial banking products, primarily loans and deposits. Trust services are provided through Investors Trust Company (ITC). Penn 1st Financial Services, Inc. (Penn 1st) is a mortgage banking company and is engaged in the activity of extending credit and servicing loans. Penn Securities, Inc., (Penn Securities) is a registered broker dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. National Penn Leasing Company (NP Leasing) commenced operations in November 2002 and provides commercial equipment leases. The Banks, ITC and Penn Securities encounter vigorous competition for market share in the communities they serve from bank holding companies, other community banks, thrift institutions and other non-bank financial organizations, such as mutual fund companies, insurance companies and brokerage companies.

The Company, the Banks, ITC and Penn Securities, Inc. are subject to regulations of certain state and federal agencies. These regulatory agencies periodically examine the Company and its subsidiaries for adherence to laws and regulations. As a consequence, the cost of doing business may be affected.

BASIS OF FINANCIAL STATEMENT PRESENTATION

The accounting policies followed by the Company conform with accounting principles generally accepted in the United States of America and with predominant practice within the banking industry.

The consolidated financial statements include the accounts of the Company and the Company's wholly owned subsidiaries, NPB, Panasia, ITC, National Penn Investment Company, National Penn Life Insurance Company, NPB Capital Trust II, and NPB's wholly owned subsidiaries Penn 1st, Penn Securities, NP Leasing, Link Financial Services, Inc., NPB Delaware, Inc., and National Penn Consulting Services, Inc. The Company's investment in unconsolidated subsidiaries that range between 20% and 50% are accounted for using the equity method of accounting. All material intercompany balances have been eliminated.

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the balance sheets, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The principal estimates that are susceptible to significant change in the near term relate to the allowance for loan losses and certain intangible assets, such as goodwill and core deposits. The evaluation of the adequacy of the allowance for loan losses includes an analysis of the individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, the capability of specific borrowers to pay specific loan obligations, as well as current loan collateral values. However, actual losses on specific loans, which also are encompassed in the analysis, may vary from estimated losses.

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Substantially all outstanding goodwill resulted from the acquisition of Panasia Bank, a New Jersey institution concentrating in the Asian-American community. As the result of Panasia's market penetration in the New Jersey area, the Company had expanded its market role. However, if such benefits, including new business, are not derived, an impairment may be recognized.

Core deposit intangibles are amortized over estimated lives of deposit accounts. However, decreases in deposit lives may result in increased amortization and/or a charge for impairment may be recognized.

INVESTMENT SECURITIES

Investment securities which are held for indefinite periods of time, which management intends to use as part of its asset/liability strategy, or which may be sold in response to changes in interest rates, changes in prepayment risk, increases in capital requirements, or other similar factors are classified as available for sale and are carried at fair value. Net unrealized gains and losses for such securities, net of tax, are required to be recognized as a separate component of shareholders' equity and excluded from determination of net income. Gains or losses on disposition are based on the net proceeds and cost of the securities sold, adjusted for amortization of premiums and accretion of discounts, using the specific identification method.

LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal, reduced by unearned income and an allowance for loan losses. Interest on loans is calculated based upon the principal amount outstanding. The Company defers and amortizes certain origination and commitment fees, and certain direct loan origination costs over the contractual life of the related loans. This results in an adjustment of the related loan's yield. The allowance for loan losses is established through a provision for loan losses charged as an expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible based on evaluations of the collectibility of loans, and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Accrual of interest is stopped on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower's financial condition is such that collection of interest is doubtful.

Loans originated and intended for sale in the secondary market are carried at lower cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. At December 31, 2002, cost approximated fair value.

The Company accounts for its impaired loans in accordance with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan,* as amended by SFAS No. 118, *Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures.* This standard requires that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. SFAS No. 114 excludes such homogeneous loans as consumer and mortgage.

The Company accounts for its transfers and servicing financial assets in accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. SFAS No. 140 revises the standards for accounting for the securitizations and other transfers of financial assets and collateral.

On July 6, 2001, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 102, *Selected Loan Loss Allowance Methodology and Documentation Issues*. SAB No. 102 provides guidance on the development, documentation, and application of a systematic methodology for determining the allowance for loans and leases in accordance with US GAAP and is effective upon issuance. The adoption of SAB No. 102 did not have a material impact on the Company's financial position or results of operations.

PREMISES AND EQUIPMENT

Buildings, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization computed by the straight-line method over the estimated useful lives of the assets.

The Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* on January 1, 2002. SFAS No. 144 retains the existing requirements to recognize and measure the impairment of long-lived assets to be held and used or to be disposed of by sale. SFAS No. 144 changes the requirements relating to reporting the effects of a disposal or discontinuation of a segment of a business. The adoption of this statement did not have a material impact on the financial condition or results of operations of the Company.

GOODWILL AND INTANGIBLE ASSETS

The Company has recognized core deposit intangibles, as a result of a branch acquisitions, which are being amortized on a straight-line basis over eight years and are included in other assets.

Substantially all outstanding goodwill resulted from the acquisition of Panasia Bank (Panasia) in 2000 and is being amortized on a straight-line basis over approximately 20 years and is included in other assets. The unamortized balance at December 31, 2002 and 2001 was $21,381,000 and $19,202,000, respectively. Amortization expense for the year ended December 31, 2001 and 2000 was $1,567,000 and $1,000,000, respectively. As a result of the adoption of SFAS No. 142 on January 1, 2002, the Company no longer amortizes goodwill.

The Company adopted SFAS No. 142, *Goodwill and Intangible Assets* on January 1, 2002. SFAS No. 142 modifies the accounting for all purchased goodwill and intangible assets. SFAS No. 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them. The Company has completed the transitional testing of its goodwill. The Company did not identify any impairment on its outstanding goodwill and its identifiable intangible assets from its transitional testing or as a result of the anticipated sale of Panasia.

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

The following table presents a reconciliation of net income and earnings-per-share amounts, as reported in the financial statements, to those amounts adjusted for goodwill and intangible asset amortization determined in accordance with the provisions of SFAS No. 142.

	For the year ended December 31,		
	2002	2001	2000
	(in thousands except for earnings-per-share amounts)		
Reported net income	$ 36,234	$ 32,734	$ 27,788
Add back goodwill amortization, net of taxes	-	1,203	898
Adjusted net income	$ 36,234	$ 33,937	$ 28,686
Basic earnings per share			
Reported basic earnings per shares	$ 1.74	$ 1.56	$ 1.34
Goodwill amortization	-	0.06	0.04
Adjusted basic earnings per share	$ 1.74	$ 1.62	$ 1.38
Diluted earnings per share			
Reported diluted earnings per shares	$ 1.72	$ 1.54	$ 1.32
Goodwill amortization	-	0.06	0.04
Adjusted diluted earnings per share	$ 1.72	$ 1.60	$ 1.36

The Financial Accounting Standards Board (FASB) issued SFAS No. 147, *Acquisitions of Certain Financial Institutions: An amendment of FASB Statements No. 72 and 144 and FASB Interpretation No 9,* which removes acquisitions of financial institutions from the scope of SFAS 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions.* SFAS No. 147 also requires that the acquisition of a less-than-whole financial institution, such as a branch, be accounted for as a business combination if the transferred assets and activities constitute a business. The adoption of SFAS No. 147 did not have a material impact on the Company's financial position or results of operations.

OTHER ASSETS

Financing costs related to the issuance of junior subordinated debentures are being amortized over the life of the instruments and are included in other assets.

BANK OWNED LIFE INSURANCE

The Company invests in bank owned life insurance (BOLI). BOLI involves the purchasing of life insurance by the Company on a chosen group of employees. The Company is the owner and beneficiary of the policies.

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

EMPLOYEE BENEFIT PLANS

The Company has certain employee benefit plans covering substantially all employees. The Company follows the disclosure provisions of SFAS No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits*, which revises employers' disclosures about pension and other postretirement benefit plans. Net pension expense consists of service cost, interest cost, return on pension assets and amortization of unrecognized initial net assets. The Company accrues pension costs as incurred.

STOCK-BASED COMPENSATION

The Company accounts for stock options under SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue accounting for employee stock options and similar equity instruments under Accounting Principles Board (APB) Opinion 25, *Accounting for Stock Issued to Employees*. Entities that continue to account for stock options using APB Opinion 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

At December 31, 2002, the Company had two stock-based employee compensation plans, which are more fully described in note 15. The Company accounts for these plans under the recognition and measurement principles of APB No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Stock-based employee compensation costs are not reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation (in thousands, except per share amounts).

		Year ended December 31,		
		2002	2001	2000
Net income, as reported		$ 36,234	$ 32,734	$ 27,788
Less: stock-based compensation costs determined under fair value based method for all awards		558	552	987
Net income, pro forma		$ 35,676	$ 32,182	$ 26,801
Earnings per share of common stock - basic	As reported	1.74	1.56	1.34
	Pro forma	1.72	1.53	1.29
Earnings per share of common stock - diluted	As reported	1.72	1.54	1.32
	Pro forma	1.69	1.52	1.27

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000, respectively: dividend yield of 3.28%, 3.85% and 4.25%; expected volatility of 35.1%, 14.0% and 14.0%; risk-free interest rates for each plan of 5.50% and 3.93% for 2002 and 5.23% and 5.04% for 2001 and 6.78% and 5.38% for 2000; and expected lives of 8.50 years and 6.83 years for each plan in 2002 and 8.11 years and 7.02 years for each plan in 2001, 6.63 years and 7.56 years for each plan in 2000.

INCOME TAXES

The Company accounts for income taxes under the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The principal types of differences between assets and liabilities for financial statement and tax return purposes are allowance for loan losses, deferred loan fees, deferred compensation and investment securities available for sale.

STATEMENTS OF CASH FLOWS

The Company considers cash and due from banks, interest bearing deposits in banks and federal funds sold as cash equivalents for the purposes of reporting cash flows. Cash paid for interest and taxes is as follows (in thousands):

	Year ended December 31,		
	2002	2001	2000
Interest	$ 67,234	$ 97,109	$ 95,997
Taxes	10,917	9,538	9,372

OTHER REAL ESTATE OWNED

Other real estate owned is recorded at the lower of cost or estimated fair market value less costs of disposal. When property is acquired, the excess, if any, of the loan balance over fair market value is charged to the allowance for possible loan losses. Periodically thereafter, the asset is reviewed for subsequent declines in the estimated fair market value. Subsequent declines, if any, and holding costs, as well as gains and losses on subsequent sale, are included in the consolidated statements of income.

EARNINGS PER SHARE

Earnings per share are calculated on the basis of the weighted average number of common shares outstanding during the year. All weighted average, actual shares or per share information in the financial statements have been adjusted retroactively for the effect of stock dividends and splits.

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

The Company calculates earnings per share under the provisions of SFAS No. 128, *Earnings Per Share*. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

ADVERTISING COSTS

It is the Company's policy to expense advertising costs in the period in which they are incurred. Advertising expense for the years ended December 31, 2002, 2001 and 2000, was approximately $3,448,000, $2,728,000 and $2,709,000, respectively.

DERIVATIVES

The Company adopted the provisions of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133), as amended, as of January 1, 2001. The statement requires the Company to recognize all derivative instruments at fair value as either assets or liabilities. Financial derivatives are reported at fair value in other assets or other liabilities. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For derivatives not designated as hedges, the gain or loss is recognized in current earnings.

The Company enters into interest rate swap contracts to modify the interest rate characteristics from variable to fixed in order to reduce the impact of interest rate changes on future interest expense. Net amounts payable or receivable from this contract are accrued as an adjustment to interest expense. The fair value of these derivatives is reported in other assets or other liabilities and offset in accumulated other comprehensive income for the effective portion of the derivatives. Amounts reclassed into earnings, when the hedged transaction culminates, are included in interest expense. Ineffectiveness of the strategy, as defined under SFAS No. 133, if any, is reported in interest expense. The Company performs an assessment, both at the inception of the hedge and quarterly thereafter, to determine whether these derivatives are highly effective in offsetting changes in the value of the hedged items. The change in fair value of the swaps attributed to hedge ineffectiveness was not material for the years ended December 31, 2002 and 2001.

COMPREHENSIVE INCOME

SFAS No. 130, *Reporting Comprehensive Income*, requires the reporting of comprehensive income, which includes net income as well as certain other items, which results in a change to equity during the period (in thousands).

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

	December 31, 2002			December 31, 2001			December 31, 2000		
	Before tax amount	Tax (expense) benefit	Net of tax amount	Before tax amount	Tax (expense) benefit	Net of tax amount	Before tax amount	Tax (expense) benefit	Net of tax amount
Unrealized gains on investment securities									
Unrealized holding gains arising during period	$ 20,858	$ (7,301)	$ 13,557	$ 897	$ (314)	$ 583	$ 22,503	$ (7,876)	$ 14,627
Less reclassification adjustment for gains realized in net income	214	(75)	139	334	(117)	217	233	(82)	151
Unrealized gains on investment securities	20,644	(7,226)	13,418	563	(197)	366	22,270	(7,794)	14,476
Unrealized gains on derivatives	2,759	-	2,759	-	-	-	-	-	-
Other comprehensive income (loss), net	$ 23,403	$ (7,226)	$ 16,177	$ 563	$ (197)	$ 366	$ 22,270	$ (7,794)	$ 14,476

2. ACQUISITIONS

On February 25, 2003, the Company completed a merger with FirstService Bank (FirstService). Under the terms of the merger, 4,304,762 shares of FirstService stock converted into 0.5954 shares of the Company's common stock plus $3.90 per share, resulting in an issuance of 2,563,552 shares of the Company's common stock and approximately $16.8 million in cash. In addition, outstanding stock options to purchase FirstService common stock were converted into stock options to purchase 643,169 shares of the Company's common stock, with an exercise price of either $6.69 or $13.38 per share. This transaction was accounted for under the purchase method of accounting and the results of operations of the Company will include FirstServices' results from and after February 25, 2003. The acquisition resulted in the recording of approximately $52 million of goodwill and other intangibles.

On February 10, 2003, the Company signed a definitive agreement to sell its subsidiary, Panasia Bank N.A. Under the terms of the agreement, the Company will receive $34.5 million. The completion of this transaction is subject to regulatory approval and other conditions within the agreement.

On September 27, 2002, the Company, through its subsidiary Panasia, acquired the United Asian Bank division of Wilmington Savings Fund Society, FSB. The Company acquired $15.8 million of loans and $9.6 million of deposits. This acquisition resulted in the recording of approximately $1.2 million in core deposit intangibles and goodwill.

On January 3, 2001, the Company completed a merger with Community Independent Bank, Inc. (CIB). Under the terms of the merger, each share of CIB stock was converted into 0.90 shares of the Company's common stock, resulting in an issuance of 712,973 shares of the Company's common stock. In addition, outstanding stock options to purchase CIB common stock were converted into stock options to purchase 20,752 shares of the Company's common stock, with an exercise price of $8.47 to $11.64 per share. This transaction was accounted for under the pooling of interests method of accounting.

In July 2000, the Company completed the acquisition of Panasia. Under terms of the agreement, each share of Panasia stock was purchased for $29 per share and each outstanding Panasia stock option was cancelled for cash equal to the difference between $29 and its per share exercise price, for a total cost of $20,005,000. This transaction was accounted for under the purchase method of accounting and the results of operations of the

(Continued)

2. ACQUISITIONS - Continued

Company for the year ended December 31, 2000, include only the results of operations of Panasia from the date of acquisition, July 11, 2000, through December 31, 2000. The acquisition resulted in the recording of approximately $12.2 million of goodwill.

3. INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses, and fair values of the Company's investment securities are summarized as follows (in thousands):

	December 31, 2002			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury and U.S. Government agencies	$ 47,379	$ 4,128	$ (11)	$ 51,496
State and municipal bonds	255,510	11,073	(47)	266,536
Mortgage-backed securities	356,483	9,822	(31)	366,274
Marketable equity securities and other	48,961	2,528	(2,021)	49,468
Totals	$ 708,333	$ 27,551	$ (2,110)	$ 733,774

	December 31, 2001			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury and U.S. Government agencies	$ 52,989	$ 2,734	$ (12)	$ 55,711
State and municipal bonds	251,245	2,544	(4,659)	249,130
Mortgage-backed securities	307,838	4,127	(958)	311,007
Marketable equity securities and other	41,711	2,305	(1,283)	42,733
Totals	$ 653,783	$ 11,710	$ (6,912)	$ 658,581

The amortized cost and fair value of investment securities available for sale, by contractual maturity, at December 31, 2002 (in thousands), are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Fair value
Due in one year or less	$ 8,592	$ 8,667
Due after one through five years	76,495	78,800
Due after five through ten years	134,808	141,282
Due after ten years	439,477	455,557
Marketable equity securities and other	48,961	49,468
	$ 708,333	$ 733,774

(Continued)

3. INVESTMENT SECURITIES - Continued

Proceeds from the sales of investment securities during 2002, 2001 and 2000, were 20,458,000, $25,601,000 and $47,043,000, respectively. Gross gains realized on those sales were $464,000, $961,000 and $676,000 in 2002, 2001 and 2000, respectively, gross losses were $250,000 in 2002 and $627,000 in 2001 and $443,000 in 2000. As of December 31, 2002 and 2001, investment securities with a book value of $518,036,000 and $426,406,000, respectively, were pledged to secure public deposits and for other purposes as provided by law. As of December 31, 2002 and 2001, the Company did not have any investment securities of any one issuer where the carrying value exceeded 10% of shareholders' equity.

4. LOANS

Major classifications of loans are as follows (in thousands):

	December 31,	
	2002	2001
Commercial and industrial loans and leases	$ 376,634	$ 357,706
Real estate loans		
Construction and land development	122,129	128,655
Residential, including $52,992 and $6,489 in loans held for sale	701,593	672,329
Other	628,115	614,289
Loans to individuals	57,103	83,390
	1,885,574	1,856,369
Allowance for loan losses	(42,587)	(42,207)
Total loans, net	$ 1,842,987	$ 1,814,162

Loans on which the accrual of interest has been discontinued or reduced amounted to approximately $14,639,000 and $15,988,000 at December 31, 2002 and 2001, respectively. If interest on these loans had been accrued, interest income would have increased by approximately $525,000, $215,000 and $251,000 for 2002, 2001 and 2000, respectively. Loan balances past due 90 days or more and still accruing interest, but which management expects will eventually be paid in full, amounted to $987,000 and $11,794,000 at December 31, 2002 and 2001, respectively.

The balance of impaired loans was $11,101,000 at December 31, 2002. The Company has identified a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. The allowance for loan loss associated with the $11,101,000 of impaired loans was $1,332,000 at December 31, 2002. The average impaired loan balance was $19,958,000 during 2002 and the income recognized on impaired loans during 2002 was $498,000. The Company recognizes income on impaired loans under the cash basis when the loans are both current and the collateral on the loan is sufficient to cover the outstanding obligation to the Company. If these factors do not exist, the Company will not recognize income on such loans.

(Continued)

4. LOANS - Continued

The balance of impaired loans was $12,667,000 at December 31, 2001. The Company has identified a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. The allowance for loan loss associated with the $12,667,000 of impaired loans was $2,458,000 at December 31, 2001. The average impaired loan balance was $19,520,000 and $10,234,000 during 2001 and 2000, respectively, and the income recognized on impaired loans during 2001 and 2000 was $863,000 and $437,000, respectively. The Company recognizes income on impaired loans under the cash basis when the loans are both current and the collateral on the loan is sufficient to cover the outstanding obligation to the Company. If these factors do not exist, the Company will not recognize income on such loans.

Changes in the allowance for loan losses are as follows (in thousands):

	Year ended December 31,		
	2002	2001	2000
Balance, beginning of year	$ 42,207	$ 39,033	$ 35,351
Acquisition of Panasia	-	-	1,384
Provision charged to operations	14,000	9,000	7,325
Loans charged off	(15,786)	(8,174)	(7,109)
Recoveries	2,166	2,348	2,082
Balance, end of year	$ 42,587	$ 42,207	$ 39,033

5. PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows (in thousands):

	Estimated useful lives	December 31,	
		2002	2001
Land	Indefinite	$ 3,356	$ 3,171
Buildings	5 to 40 years	22,469	20,978
Equipment	3 to 10 years	38,751	35,416
Leasehold improvements	2 to 40 years	7,312	6,673
		71,888	66,238
Accumulated depreciation and amortization		(41,299)	(37,113)
		$ 30,589	$ 29,125

Depreciation and amortization expense amounted to $4,757,000, $4,812,000 and $4,895,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

6. DEPOSITS

The aggregate amount of jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $203,202,000 and $267,540,000 in 2002 and 2001, respectively.

At December 31, 2002, the scheduled maturities of certificates of deposit are as follows (in thousands):

2003	$ 407,628
2004	140,514
2005	146,367
2006	20,563
2007	50,346
	$ 765,418

7. SHORT-TERM BORROWINGS

Federal funds purchased and securities sold under agreements to repurchase generally mature within 30 days from the date of the transactions. Short-term borrowings consist of Treasury Tax and Loan Note Options and various other borrowings, which generally have maturities of less than one year. The details of these categories are presented below (in thousands):

	At or for the year ended December 31,		
	2002	2001	2000
Securities sold under repurchase agreements and federal funds purchased			
Balance at year-end	$ 253,325	$ 238,726	$ 298,049
Average during the year	238,259	251,781	290,015
Maximum month-end balance	272,322	300,532	344,125
Weighted average rate during the year	1.84%	3.78%	5.81%
Rate at December 31	1.25%	2.02%	4.94%
Short-term borrowings			
Balance at year-end	$ 10,614	$ 9,480	$ 9,041
Average during the year	7,146	7,235	13,942
Maximum month-end balance	10,614	10,012	26,170
Weighted average rate during the year	1.46%	3.65%	5.46%
Rate at December 31	0.78%	1.52%	4.87%

The weighted average rates paid in aggregate on these borrowed funds for 2002, 2001 and 2000 were 1.83%, 3.78% and 5.80%, respectively.

8. LONG-TERM BORROWINGS

FHLB ADVANCES

At December 31, 2002, advances from the Federal Home Loan Bank (FHLB) totaling $160,515,000 will mature within one to eight years and are reported as long-term borrowings. The advances are collateralized by FHLB stock and certain first mortgage loans and mortgage-backed securities. These advances had a weighted average interest rate of 5.20%. Unused lines of credit at the FHLB were $539,306,000 and $444,811,000 at December 31, 2002 and 2001, respectively.

Outstanding borrowings mature as follows (in thousands):

2003	$ -
2004	10,000
2005	12,500
2006	25,000
2007	12,629
Thereafter	100,386
	$ 160,515

OTHER BORROWINGS

During 2000, the Company borrowed $21,000,000 with an interest rate of the federal funds rate plus 0.875%. The note matures on June 30, 2004 and requires monthly interest and quarterly principal payments. The balance as of December 31, 2002 is $9,188,000 with an interest rate of 2.075%.

SUBORDINATED DEBENTURES

On August 20, 2002, the Company issued $65.21 million of 7.85% junior subordinated debentures (the Debentures) due September 30, 2032 to NPB Capital Trust II (the Trust), a Delaware business trust, which is a wholly-owned subsidiary of the Company. The 2002 Debentures are the sole asset of the Trust. The Trust issued 2,530,000 shares of trust preferred securities, $25 face value, for total proceeds of $63.25 million. The Company's obligations under the debentures and related documents, taken together, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by the Company of the Trust's obligations under the preferred securities. The preferred securities are redeemable by the Company on or after September 30, 2007, or earlier if the deduction of related interest for federal income taxes is prohibited, treatment as Tier I capital is no longer permitted, or certain other contingencies arise. The preferred securities must be redeemed upon maturity of the debentures in 2032. The ability of the Company's banking subsidiaries to pay dividends or extend credit to the Company is subject to legal and regulatory limitations.

On October 31, 2002, the Company used a portion of the net proceeds from the 2002 Debenture transaction to redeem the $40.25 million aggregate amount of 9% trust preferred securities issued by the Company in May 1997. As a result, the Company wrote-off the associated unamortized issuance cost of $822,000 which is included in other operating expense.

(Continued)

8. LONG-TERM BORROWINGS - Continued

In May 1997, the Company issued $41.50 million of 9% junior subordinated deferrable interest debentures (the debentures) to NPB Capital Trust (the Trust), a Delaware business trust, in which the Company owns all of the common equity. The debentures are the sole asset of the Trust. The Trust issued $40.25 million of preferred securities to investors. The Company's obligations under the debentures and related documents, taken together, constitute a fully and unconditional guarantee by the Company of the Trust's obligations under the preferred securities.

9. BENEFIT PLANS

PENSION PLAN

NPB and its subsidiaries and ITC has a non-contributory defined benefit pension plan covering substantially all employees. The Company-sponsored pension plan provides retirement benefits under pension trust agreements and under contracts with insurance companies. The benefits are based on years of service and the employee's compensation during the highest five consecutive years during the last 10 years of employment. The Company's policy is to fund pension costs allowable for income tax purposes.

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets (in thousands):

	December 31,	
	2002	2001
Change in benefit obligation		
Benefit obligation at beginning of year	$ 14,080	$ 11,589
Service cost	1,274	1,089
Interest cost	977	832
Actual gain	(163)	289
Benefits paid	(306)	(333)
Effect of change in assumptions	99	614
Benefits obligation at end of year	15,961	14,080
Change in plan assets		
Fair value of plan assets at beginning of year	15,565	15,982
Actual return on plan assets	(523)	(1,305)
Employer contribution	884	1,221
Benefits paid	(306)	(333)
Fair value of plan assets at end of year	15,620	15,565
Funded status	(341)	1,485
Unrecognized net actuarial gain	2,226	490
Unrecognized prior service cost	(17)	49
Prepaid benefit cost (included in other assets)	$ 1,868	$ 2,024

(Continued)

9. PENSION PLAN - Continued

Net pension cost included the following components (in thousands):

	Year ended December 31,		
	2002	2001	2000
Service cost	$ 1,274	$ 1,089	$ 997
Interest cost on projected benefit obligation	977	832	709
Actual return on plan assets	523	1,305	(2,310)
Net amortization and deferral	(1,734)	(2,670)	1,281
Net periodic benefit cost	$ 1,040	$ 556	$ 677

The assumed discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 6.88% and 4.25% in 2002, 7.13% and 4.50%, respectively in 2001; 7.13% and 4.50%, respectively, in 2000. The expected long-term rate of return on assets was 8.25% for 2002, 2001 and 2000.

CAPITAL ACCUMULATION PLAN

The Company has a capital accumulation and salary reduction plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. Under the plan, all employees are eligible to contribute from 3% to a maximum of 15% of their annual salary, with the Company matching 50% of any contribution between 3% and 7%. Matching contributions to the plan were $823,000, $809,000 and $671,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

DEFERRED COMPENSATION ARRANGEMENTS

The Company has established deferred compensation arrangements for certain executives. The deferred compensation plans provide for annual payments for fifteen years following retirement. The Company's liabilities under these arrangements are being accrued from the commencement of the plans over the participant's remaining periods of service.

10. INCOME TAXES

The components of the income tax expense included in the consolidated statements of income are as follows (in thousands):

	Year ended December 31,		
	2002	2001	2000
Income tax expense			
Current	$ 8,122	$ 7,404	$ 7,252
Deferred federal benefit	(78)	(217)	(1,654)
	8,044	7,187	5,598
Additional paid-in capital from benefit of stock options exercised	1,302	843	92
Applicable income tax expense	$ 9,346	$ 8,030	$ 5,690

(Continued)

10. INCOME TAXES - Continued

The differences between applicable income tax expense and the amount computed by applying the statutory federal income tax rate of 35% are as follows (in thousands):

	Year ended December 31,		
	2002	2001	2000
Computed tax expense at statutory rate	$ 15,953	$ 14,268	$ 11,717
Decrease in taxes resulting from			
Tax-exempt loan and investment income	(6,592)	(5,939)	(5,711)
Other, net	(15)	(299)	(316)
Applicable income tax expense	$ 9,346	$ 8,030	$ 5,690

Deferred tax assets and liabilities consist of the following (in thousands):

	2002	2001
Deferred tax assets		
Deferred loan fees	$ 16	$ 135
Allowance for loan loss	13,637	13,978
Deferred compensation	1,827	1,176
Loan sales valuation	54	54
	15,534	15,343
Deferred tax liabilities		
Pension	949	898
Partnership investments	518	448
Cash to accrual	-	8
Investment securities available for sale	8,904	1,678
Rehab credit adjustment	44	44
	10,415	3,076
Net deferred tax asset (included in other assets)	$ 5,119	$ 12,267

As a result of the acquisition of Panasia Bank, the Company computed a net deferred tax asset of $209,000 and a deferred tax liability on unrealized holding gains of $160,000, during 2000.

11. SHAREHOLDERS' EQUITY

On October 23, 2002, the Company's Board of Directors declared a 5% stock dividend to shareholders of record on December 6, 2002 and which was paid on December 27, 2002.

(Continued)

11. SHAREHOLDERS' EQUITY - Continued

On June 26, 2002, the Company's Board of Directors authorized the repurchase of up to one million shares of the company's common stock to be used to fund the Company's dividend reinvestment plan, stock option plans, stock-based benefit plans and employee stock purchase plan. No timetable has been set for these repurchases. As of December 31, 2002, 173,529 shares of common stock have been repurchased at an average price of $ 25.52 under the 2002 repurchase program.

On October 24, 2001, the Company declared a 3% stock dividend to shareholders of record on December 11, 2001 which was paid on December 27, 2001.

On July 25, 2001, the Company approved stock a stock repurchase plan (2001 repurchase plan) of 975,000 shares of its common stock. Repurchases can be from time to time and will be used for general corporate purposes including the Company's dividend reinvestment plan, stock option plans, employee stock purchase plan, and other stock benefit plans. The Company completed the 2001 repurchase plan on August 27, 2002 with an average price of $24.43.

On October 25, 2000, the Company declared a 5% stock dividend to shareholders of record on December 8, 2000 and which was paid on December 20, 2000.

12. SHAREHOLDER RIGHTS PLAN

The Company adopted a Shareholder Rights Plan (the Rights Plan) in 1989 to protect shareholders from attempts to acquire control of the Company at an inadequate price. Under the Rights Plan, the Company distributed a dividend of one right to purchase a unit of preferred stock on each outstanding common share of the Company. The rights are not currently exercisable or transferable, and no separate certificates evidencing such rights will be distributed, unless certain events occur. The rights were to expire on August 22, 1999. On August 21, 1999, the Plan was amended to extend the expiration date to August 22, 2009.

After the rights become exercisable, under certain circumstances, the rights (other than rights held by a 19.9% beneficial owner or an "adverse person") will entitle the holders to purchase either the Company's common shares or the common shares of the potential acquirer at a substantially reduced price.

The Company is generally entitled to redeem the rights at $0.001 per right at any time until the 10th business day following a public announcement that a 19.9% position has been acquired. Rights are not redeemable following an "adverse person" determination.

The Rights Plan was not adopted in response to any specific effort to acquire control of the Company. The issuance of rights had no dilutive effect, did not affect the Company's reported earnings per share, and was not taxable to the Company or its shareholders.

13. EARNINGS PER SHARE

	Year ended December 31, 2002		
	Income (numerator)	Shares (denominator)	Per share amount
Basic earnings per share			
Net income available to common stockholders	$ 36,234	20,778	$ 1.74
Effect of dilutive securities			
Options	-	272	(0.02)
Diluted earnings per share			
Net income available to common stockholders plus assumed conversions	$ 36,234	21,050	$ 1.72

Options to purchase 553,356 shares of common stock at $25.46 to $26.00 per share were outstanding during 2002. They were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price.

	Year ended December 31, 2001		
	Income (numerator)	Shares (denominator)	Per share amount
Basic earnings per share			
Net income available to common stockholders	$ 32,734	20,984	$ 1.56
Effect of dilutive securities			
Options	-	250	(0.02)
Diluted earnings per share			
Net income available to common stockholders plus assumed conversions	$ 32,734	21,234	$ 1.54

Options to purchase 1,151,738 shares of common stock at $22.17 to $26.00 per share were outstanding during 2001. They were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price.

	Year ended December 31, 2000		
	Income (numerator)	Shares (denominator)	Per share amount
Basic earnings per share			
Net income available to common stockholders	$ 27,788	20,809	$ 1.34
Effect of dilutive securities			
Options	-	225	(0.02)
Diluted earnings per share			
Net income available to common stockholders plus assumed conversions	$ 27,788	21,034	$ 1.32

Options to purchase 890,359 shares of common stock at $21.96 to $26.00 per share were outstanding during 2000. They were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price.

14. COMMITMENTS AND CONTINGENT LIABILITIES

LEASE COMMITMENTS

Future minimum payments under non-cancelable operating leases are due as follows (in thousands):

Year ending December 31,	
2003	$ 2,948
2004	2,585
2005	1,903
2006	1,379
2007	1,043
Thereafter	7,769
	$ 17,627

The total rental expense was approximately $3,613,000, $3,138,000 and $3,104,000 in 2002, 2001 and 2000, respectively.

OTHER

In the normal course of business, the Company, the Banks and ITC have been named as defendants in several lawsuits. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management that the resolution of such suits will not have a material adverse effect on the financial position or results of operations of the Company.

15. STOCK-BASED COMPENSATION

The Company maintains an Officers' and Key Employees' Stock Compensation Plan (Officers' Plan). A total of 2,571,942 shares of common stock have been made available for options or restricted stock to be granted through December 17, 2006. Options granted under the Officers' Plan will vest over a five-year period, in 20% increments on each successive anniversary of the date of grant. There are 1,479,501 outstanding options under the Officers' Plan at December 31, 2002. Options granted under the Company's previous stock option plan, are subject to a vesting schedule commencing at two years and expire ten years and one month from the date of issue. Under the prior plan, there are 476,829 outstanding options at December 31, 2002.

In addition, the Company has a Non-employee Directors' Stock Option Plan (Directors' Plan). Under the Directors' Plan, a total of 328,640 shares of common stock have been made available for options to be granted through January 3, 2004. The options granted under the Directors' Plan fully vest after two years and expire ten years from the date of issue. There are 53,790 outstanding options under the Directors' Plan at December 31, 2002.

The number of shares available for granting totaled 919,659 at December 31, 2002. As of December 31, 2002, 63,215 options were outstanding as a result of previous acquisitions.

(Continued)

15. STOCK-BASED COMPENSATION - Continued

A summary of the status of the Company's fixed option plans is presented below:

	2002		2001		2000	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	2,302,873	$ 18.95	2,348,169	$ 17.54	2,071,520	$ 17.24
Granted	303,369	25.31	315,043	22.49	322,281	18.46
Exercised	(518,300)	16.78	(317,829)	11.75	(45,632)	10.02
Forfeited	-	-	(42,510)	21.46	-	-
Outstanding, end of year	2,087,942	$ 19.87	2,302,873	$ 18.95	2,348,169	$ 17.54
Options exercisable at year-end	1,287,855		1,536,049		1,340,329	
Weighted average fair value of options granted during the year		$ 7.57		$ 3.02		$ 2.43

The following table summarizes information about nonqualified options outstanding at December 31, 2002:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at December 31, 2002	Weighted average remaining contractual life (years)	Weighted average exercise price	Number outstanding at December 31, 2002	Weighted average exercise price
$ 7.92 - 10.56	10,896	4.6	$ 9.07	10,896	$ 9.07
10.57 - 13.19	281,739	2.4	12.48	281,739	12.48
13.20 - 15.83	145,051	3.5	13.41	145,051	13.41
15.84 - 18.47	133,559	1.2	16.95	125,901	16.86
18.48 - 21.11	234,818	8.0	18.68	92,127	18.68
21.12 - 23.75	728,523	6.9	22.19	408,801	21.97
23.76 - 26.39	553,356	7.6	25.71	223,340	26.00
	2,087,942			1,287,855	

16. SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

The Company grants commercial and residential loans to customers throughout southeastern Pennsylvania and northern New Jersey. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economic sector.

17. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit and interest rate swaps. Those instruments involve, to varying degrees, elements of credit, interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. For interest rate swaps and floors, the contract or notional amounts do not represent exposure to credit loss. The Company controls the credit risk of its interest rate swap agreements through credit approvals, limits and monitoring procedures.

Unless otherwise noted, the Company does not require collateral or other security to support financial instruments with credit risk. The contract or notional amounts as of December 31, 2002 and 2001, are as follows (in thousands):

	2002	2001
Financial instruments whose contract amounts represent credit risk		
Commitments to extend credit	$ 598,950	$ 583,016
Standby letters of credit	42,389	23,644
Financial instruments whose notional or contract amounts exceed the amount of credit risk		
Interest rate swap agreements	60,000	40,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The extent of collateral held for those commitments at December 31, 2002, varies up to 100%; the average amount collateralized is 90%.

17. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - Continued

Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. The Company uses swaps as part of its asset and liability management process with the objective of hedging the relationship between money market deposits that are used to fund prime rate loans. Past experience has shown that as the prime interest rate changes, rates on money market deposits do not change with the same volatility. The interest rate swaps have the effect of converting the rates on money market deposit accounts to a more market-driven floating rate typical of prime in order for the Company to recognize a more even interest rate spread on this business segment. This strategy will cause the Company to recognize, in a rising rate environment, a lower overall interest rate spread than it otherwise would have without the swaps in effect. Likewise, in a falling rate environment, the Company will recognize a larger interest rate spread than it otherwise would have without the swaps in effect. In 2002, 2001 and 2000, the interest rate swaps had the effect of increasing the Company's net interest income by $1,713,000, $1,029,000 and $307,000, respectively, over what would have been realized had the Company not entered into the swap agreements.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For the bank, as for most financial institutions, the majority of its assets and liabilities are considered to be financial instruments as defined in SFAS No. 107. However, many of such instruments lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Also, it is the Company's general practice and intent to hold its financial instruments to maturity and to not engage in trading or sales activities. Therefore, the Company had to use significant estimations and present value calculations to prepare this disclosure.

Changes in assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

Fair values have been estimated using data that management considered the best available and estimation methodologies deemed suitable for the pertinent category of financial instrument. The estimation methodologies, resulting fair values and recorded carrying amounts at December 31, 2002 and 2001, were as follows (in thousands):

	December 31, 2002		December 31, 2001	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Cash and cash equivalents	$ 134,447	$ 134,447	$ 107,798	$ 107,798
Investment securities available for sale	733,744	733,744	658,581	658,581

Fair value of loans and deposits with floating interest rates is generally presumed to approximate the recorded carrying amounts. Financial instruments actively traded in a secondary market have been valued using quoted available market prices.

(Continued)

18. FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

Fair value of financial instruments with stated maturities has been estimated using present value cash flow, discounted at a rate approximating current market for similar assets and liabilities.

	December 31, 2002		December 31, 2001	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in thousands)			
Deposits with stated maturities	$ 765,418	$ 786,920	$ 904,982	$ 918,149
Repurchase agreements, federal funds purchased and short-term borrowings	263,939	263,939	248,206	248,206
Long-term borrowings	169,703	184,968	139,974	142,795
Subordinated debentures	63,250	86,593	40,250	42,065

Fair value of financial instrument liabilities with no stated maturities has been estimated to equal the carrying amount (the amount payable on demand), totaling $1.34 billion for 2002 and $1.17 billion for 2001.

The fair value of the net loan portfolio has been estimated using present value cash flow, discounted at the treasury rate adjusted for non-interest operating costs and giving consideration to estimated prepayment risk and credit loss factors.

	December 31, 2002		December 31, 2001	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in thousands)			
Net loans	$ 1,842,987	$ 1,934,278	$ 1,814,162	$ 1,887,862

The fair value of commitments to extend credit is estimated based on the amount of unamortized deferred loan commitment fees. The fair value of letters of credit is based on the amount of unearned fees plus the estimated cost to terminate the letters of credit. Fair values of unrecognized financial instruments including commitments to extend credit and the fair value of letters of credit are considered immaterial.

The fair value of interest rate swaps are based upon the estimated amount the Company would receive or pay to terminate the contracts or agreements, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties. Fair value approximates book value.

19. REGULATORY MATTERS

The Banks are required to maintain average reserve balances with the Federal Reserve Bank. The average amount of those balances for the year ended December 31, 2002, was approximately $7,258,000.

(Continued)

19. REGULATORY MATTERS - Continued

Dividends are paid by the Company from its assets, which are mainly provided by dividends from the Banks. However, certain restrictions exist regarding the ability of the Banks to transfer funds to the Company in the form of cash dividends, loans or advances. Under the restrictions in 2002, the Banks, without prior approval of bank regulators, can declare dividends to the Company totaling $16,464,000 plus additional amounts equal to the net earnings of the Banks for the period January 1, 2003, through the date of declaration less dividends previously paid in 2003.

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possible additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Banks and the Company to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2002, that the Banks and Company meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the Banks met all regulatory requirements for classification as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, core risk-based and core leverage ratios as set forth in the table. There are no conditions or events that management believes have changed the institution's category.

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2002						
Total capital (to risk-weighted assets)						
National Penn Bancshares, Inc.	$ 271,184	13.08%	$ 165,855	8.00%	N/A	N/A
National Penn Bank	203,455	10.59	153,667	8.00	$ 192,084	10.00%
Panasia Bank, N.A.	12,320	11.36	8,679	8.00	10,848	10.00
Tier I capital (to risk-weighted assets)						
National Penn Bancshares, Inc.	244,932	11.81	82,928	4.00	N/A	N/A
National Penn Bank	179,240	9.33	76,834	4.00	115,250	6.00
Panasia Bank, N.A.	10,956	10.10	4,339	4.00	6,509	6.00
Tier I capital (to average assets)						
National Penn Bancshares, Inc.	244,932	8.66	113,181	4.00	N/A	N/A
National Penn Bank	179,240	6.91	103,725	4.00	129,456	5.00
Panasia Bank, N.A.	10,956	5.61	7,819	4.00	9,773	5.00

19. REGULATORY MATTERS - Continued

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2001						
Total capital (to risk-weighted assets)						
National Penn Bancshares, Inc.	$ 238,304	11.82%	$ 161,289	8.00%	N/A	N/A
National Penn Bank	197,195	10.42	151,358	8.00	$ 189,189	10.00%
Panasia Bank, N.A.	11,068	13.64	6,490	8.00	8,113	10.00
Tier I capital (to risk-weighted assets)						
National Penn Bancshares, Inc.	212,427	10.53	80,694	4.00	N/A	N/A
National Penn Bank	173,338	9.16	75,679	4.00	113,519	6.00
Panasia Bank, N.A.	10,045	12.38	3,245	4.00	4,868	6.00
Tier I capital (to average assets)						
National Penn Bancshares, Inc.	212,427	7.99	106,346	4.00	N/A	N/A
National Penn Bank	173,338	7.03	98,691	4.00	123,364	5.00
Panasia Bank, N.A.	10,045	6.64	6,047	4.00	7,558	5.00

20. CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

The following is a summary of selected financial information of National Penn Bancshares, Inc., parent company only (in thousands):

CONDENSED BALANCE SHEETS

	December 31,	
	2002	2001
Assets		
Cash	$ -	$ 2,601
Investment in Bank subsidiaries, at equity	230,684	206,226
Investment in other subsidiaries, at equity	63,952	46,649
Other assets	6,894	914
	$ 301,530	$ 256,390
Liabilities and shareholders' equity		
Long-term borrowings	$ 9,188	$ 14,437
Guaranteed preferred beneficial interests in Company's subordinated debentures	65,206	41,495
Other liabilities	4,776	4,776
Shareholders' equity	222,360	195,682
	$ 301,530	$ 256,390

(Continued)

20. CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY - Continued

CONDENSED STATEMENTS OF INCOME

	Year ended December 31,		
	2002	2001	2000
Income			
Equity in undistributed net earnings of subsidiaries	$ 8,372	$ 10,892	$ 13,246
Dividends from subsidiary	31,789	24,441	17,365
Interest and other income	253	483	218
	40,414	35,816	30,829
Expense			
Interest on subordinated debentures	4,983	3,735	3,735
Interest on long-term borrowings	288	837	725
Other operating expenses	1,024	115	100
	6,295	4,687	4,560
Income before income tax benefit	34,119	31,129	26,269
Income tax benefit	(2,115)	(1,605)	(1,519)
Net income	$ 36,234	$ 32,734	$ 27,788

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2002	2001	2000
Cash flows from operating activities			
Net income	$ 36,234	$ 32,734	$ 27,788
Equity in undistributed net earnings of subsidiaries	(8,372)	(10,892)	(13,246)
(Increase) decrease in other assets	(5,980)	1,674	(1,434)
(Decrease) increase in other liabilities	-	1,091	73
Net cash provided by operating activities	21,882	24,607	13,181
Cash flows from investing activities			
Cash paid to acquire businesses	-	-	(20,025)
Additional investment in subsidiaries, at equity	(17,212)	2,562	1,198
Net cash (used in) provided by investing activities	(17,212)	2,562	(18,827)
Cash flows from financing activities			
Proceeds from issuance of long-term debt	-	-	21,000
Repayment of long-term debt	(5,249)	(3,938)	(2,625)
Proceeds from issuance of subordinated debt	65,206	-	-
Repayment of subordinated debt	(41,495)	-	-
Proceeds from issuance of stock	-	-	29
Effect of treasury stock transactions	(7,693)	(3,660)	878
Cash dividends	(18,040)	(16,974)	(14,893)
Net cash provided by (used in) financing activities	(7,271)	(24,572)	4,389
Net (decrease) increase in cash and cash equivalents	(2,601)	2,597	(1,257)
Cash and cash equivalents at beginning of year	2,601	4	1,261
Cash and cash equivalents at end of year	$ -	$ 2,601	$ 4

21. SEGMENT INFORMATION

SFAS No. 131, *Segment Reporting*, establishes standards for public business enterprises to report information about operating segments in their annual financial statements and requires that those enterprises report selected information about operating segments in subsequent interim financial reports issued to shareholders. It also established standards for related disclosure about products and services, geographic areas, and major customers. Operating segments are components of an enterprise, which are evaluated regularly by the chief operating decision maker in deciding how to allocate and assess resources and performance. The Company's chief operating decision maker is the President and Chief Executive Officer. The Company has applied the aggregation criteria set forth in SFAS No. 131 for its National Penn and Panasia operating segments to create one reportable segment, "Community Banking."

The Company's community banking segment consists of commercial and retail banking. The community banking business segment is managed as a single strategic unit which generates revenue from a variety of products and services provided by the Banks. For example, commercial lending is dependent upon the ability of the Bank to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending.

The Company has also identified several operating segments. These operating segments within the Company's operations do not have similar characteristics to the community banking operations and do not meet the quantitative thresholds requiring separate disclosure. These nonreportable segments include ITC, Penn Securities, National Penn Life Insurance Company, NPB Capital Trust, NP Leasing and the Parent are included in the "Other" category.

The accounting policies used in this disclosure of business segments are the same as those described in the summary of significant accounting policies. The consolidating adjustments reflect certain eliminations of intersegment revenues, cash and investment in subsidiaries.

Reportable segment-specific information and reconciliation to consolidated financial information is as follows:

	Community Banking	Other	Consolidated
		(in thousands)	
December 31, 2002			
Total assets	$ 2,808,295	$ 49,967	$ 2,858,262
Total deposits	2,112,640	-	2,112,640
Net interest income (loss)	111,995	(2,431)	109,564
Total noninterest income	31,689	8,158	39,847
Total noninterest expense	80,201	9,630	89,831
Net income (loss)	$ 38,574	$ (2,340)	$ 36,234

(Continued)

21. SEGMENT INFORMATION - Continued

	Community Banking	Other	Consolidated
		(in thousands)	
December 31, 2001			
Total assets	$ 2,721,923	$ 5,559	$ 2,727,482
Total deposits	2,076,795	-	2,076,795
Net interest income (loss)	100,212	(4,227)	95,985
Total noninterest income	28,013	6,489	34,502
Total noninterest expense	75,521	5,202	80,723
Net income (loss)	$ 34,512	$ (1,778)	$ 32,734
December 31, 2000			
Total assets	$ 2,609,386	$ 6,061	$ 2,615,447
Total deposits	1,909,591	-	1,909,591
Net interest income (loss)	92,572	(4,146)	88,426
Total noninterest income	20,839	6,820	27,659
Total noninterest expense	69,646	5,636	75,282
Net income (loss)	$ 29,713	$ (1,925)	$ 27,788

22. QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

The following represents summarized quarterly financial data of the Company, which, in the opinion of management, reflects all adjustments (comprising only normal recurring accruals) necessary for a fair presentation. Net income per share of common stock has been restated to retroactively reflect certain stock dividends.

(Dollars in thousands, except per share data)

	Three months ended			
2002	Dec. 31	Sept. 30	June 30	March 31
Interest income	$ 43,082	$ 43,254	$ 43,208	$ 43,466
Net interest income	28,330	27,074	27,378	26,782
Provision for loan losses	2,750	4,500	2,800	3,950
Net gains (losses) on sale of investment securities	97	367	-	(250)
Income before income taxes	11,505	11,466	11,639	10,970
Net income	9,220	9,211	9,038	8,765
Earnings per share of common stock - basic	0.44	0.44	0.44	0.42
Earnings per share of common stock - diluted	0.44	0.44	0.43	0.41

(Continued)

22. QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED) - Continued

	Three months ended			
2001	Dec. 31	Sept. 30	June 30	March 31
Interest income	$ 44,980	$ 46,908	$ 47,597	$ 49,012
Net interest income	25,671	24,994	23,115	22,205
Provision for loan losses	2,500	3,500	1,500	1,500
Net gains (losses) on sale of investment securities	(478)	781	-	31
Income before income taxes	9,830	10,950	10,410	9,574
Net income	8,602	8,482	8,078	7,572
Earnings per share of common stock - basic	0.41	0.40	0.39	0.36
Earnings per share of common stock - diluted	0.41	0.40	0.38	0.35

Report of Independent Certified Public Accountants

Board of Directors
National Penn Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of National Penn Bancshares, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Penn Bancshares, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 142 *Goodwill and Other Intangible Assets* on January 1, 2002.

Grant Thornton LLP

Philadelphia, Pennsylvania
January 20, 2003 (except for note 2, as to which the
date is February 10, 2003 and February 25, 2003)

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Item 9. CHANGES IN AND DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

Information relating to executive officers of National Penn is included under Item 4A in Part I of this Report. Information relating to directors of National Penn and compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to the section captioned "Election of Directors" and the subsection captioned "Section 16(a) Beneficial Ownership Reporting Compliance" of National Penn's definitive Proxy Statement to be used in connection with National Penn's 2003 Annual Meeting of Shareholders (the "Proxy Statement").

National Penn maintains in effect a written Code of Ethics that applies to National Penn's principal executive officer, principal financial officer, principal accounting officer, controller, and any other person performing similar functions. A copy of the Code of Ethics is filed in this Report as Exhibit 14.1.

Item 11. EXECUTIVE COMPENSATION.

Information required by this item is incorporated by reference to the subsection captioned "Director Compensation" and the section captioned "Execution Compensation" of the Proxy Statement.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED MATTERS.

The following table provides information as of December 31, 2002, with respect to shares of National Penn's common stock that may be issued under National Penn's existing equity compensation plans:

Plan category[1]	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders...........	2,024,727	$20.68	1,372,745 [2][3]
Equity compensation plans not approved by security holders[4].........	None	N/A	N/A
Total.......................	2,024,727	$20.68	1,372,745

[1] The table does not include information on stock options assumed by National Penn through acquisitions. At December 31, 2002, 63,215 shares of common stock are issuable upon exercise of substitute stock options issued in connection with acquisitions. Of this total, 51,305 shares are issuable upon exercise of substitute stock options issued in the acquisition of Elverson National Bank, and 11,910 shares are issuable upon exercise of substitute stock options issued in the acquisition of Community Independent Bank, Inc. The weighted average exercise price of all substitute

stock options issued in acquisitions and outstanding at December 31, 2002 was $11.61 per share. The table also does not reflect substitute stock options for 640,591 shares of common stock (with a weighted average exercise price of $11.31 per share) issued on February 25, 2003 in the acquisition of FirstService Bank. National Penn cannot grant additional stock options under any of these substitute stock option plans.

(2) Includes 425,391 shares available for future issuance under National Penn's Employee Stock Purchase Plan.

(3) Includes 27,693 shares available for future issuance under National Penn's Directors' Fee Plan. Under the Fee Plan, shares or phantom stock units may be issued at fair market value in lieu of cash for directors' fees.

(4) National Penn does not maintain equity compensation plans that have not been approved by its shareholders.

Other information required by this item is incorporated by reference to the section captioned "Stock Ownership" of the Proxy Statement.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Information required by this item is incorporated by reference to the subsection captioned "Related Party and Similar Transactions" of the Proxy Statement.

Item 14. CONTROLS AND PROCEDURES.

National Penn's chief executive officer and chief financial officer evaluated National Penn's "disclosure controls and procedures" as of February 26, 2003. Disclosure controls and procedures are defined in SEC Rule 13a-14(c) as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. For National Penn, these reports are its annual reports on Form 10-K, its quarterly reports on Form 10-Q, and its reports on Form 8-K. These officers concluded that such controls and procedures are adequate and effective.

Since the date of the most recent evaluation of National Penn's internal controls, there have been no significant changes in such internal controls or in other factors that could significantly affect such internal controls.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) 1. Financial Statements.

The following consolidated financial statements are included in Part II, Item 8, of this Report:

National Penn Bancshares, Inc. and Subsidiaries.
Consolidated Balance Sheets.
Consolidated Statements of Income.
Consolidated Statement of Changes in Shareholders' Equity.
Consolidated Statements of Cash Flows.
Notes to Consolidated Financial Statements.

2. Financial Statement Schedules.

Financial statement schedules are omitted because the required information is either not applicable, not required, or is shown in the financial statements or in their notes.

3. Exhibits.

2.1 Agreement dated September 24, 2002 between National Penn Bancshares, Inc., National Penn Bank and FirstService Bank. (Incorporated by reference to Exhibit 2.1 of National Penn's Current Report on Form 8-K dated September 24, 2002.)

2.2 Form of Letter Agreement between FirstService Bank directors and National Penn Bancshares, Inc. (Incorporated by reference to Exhibit 2.2 of National Penn's Current Report on Form 8-K dated September 24, 2002.)

2.3 Agreement dated February 10, 2003 among National Penn Bancshares, Inc., Panasia Bank, N.A., and Woori America Bank. (Incorporated by reference to Exhibit 2.1 to National Penn's Report on Form 8-K dated February 10, 2003, as filed on February 14, 2003.)

2.4 Guaranty Agreement dated February 10, 2003 of Woori Bank in favor of National Penn Bancshares, Inc. and Panasia Bank, N.A. (Incorporated by reference to Exhibit 2.2 to National Penn's Report on Form 8-K dated February 10, 2003, as filed on February 14, 2003.)

3.1 Articles of Incorporation, as amended, of National Penn Bancshares, Inc. (Incorporated by reference to Exhibit 3.1 to National Penn's Registration Statement No. 333-88536 on Form S-3, as filed on May 17, 2002.)

3.2 Bylaws, as amended, of National Penn Bancshares, Inc. (Incorporated by reference to Exhibit 3.1 to National Penn's Report on Form 8-K dated April 24, 2002, as filed on April 29, 2002.)

4.1 Form of Trust Agreement between National Penn Bancshares, Inc. and Christiana Bank & Trust Company, as Trustee. (Incorporated by reference to Exhibit 4.1 to National Penn's Registration Statement Nos. 333-97361 and 333-97361-01 on Form S-3, as filed on July 30, 2002.)

4.2 Form of Amended and Restated Trust Agreement among National Penn Bancshares, Inc., Christiana Bank & Trust Company, as Property Trustee, and Christiana Bank & Trust Company, as Delaware Trustee. (Incorporated by reference to Exhibit 4.2 to National Penn's Registration Statement Nos. 333-97361 and 333-97361-01 on Form S-3, as filed on August 6, 2002.)

4.3	Form of Subordinated Debenture Indenture between National Penn Bancshares, Inc. and Christiana Bank & Trust Company, as Trustee. (Incorporated by reference to Exhibit 4.4 to National Penn's Registration Statement Nos. 333-97361 and 333-97361-01 on Form S-3, as filed on August 6, 2002.)
4.4	Form of Preferred Securities Guarantee Agreement between National Penn Bancshares, Inc. and Christiana Bank & Trust Company, as Trustee. (Incorporated by reference to Exhibit 4.6 to National Penn's Registration Statement Nos. 333-97361 and 333-97361-01 on Form S-3, as filed on August 6, 2002.)
4.5	Term Loan Agreement dated July 11, 2000, between National Penn Bancshares, Inc. and the Northern Trust Company. (Omitted pursuant to Regulation S-K, Item 601(b)(4)(iii); National Penn agrees to furnish a copy of such agreement to the Securities and Exchange Commission upon request.)
10.1	National Penn Bancshares, Inc. Amended and Restated Dividend Reinvestment Plan. (Incorporated by reference to Exhibit 10.1 to National Penn's Report on Form 8-K dated March 27, 2002, as filed on April 8, 2002.)
10.2	National Penn Bancshares, Inc. Pension Plan (Amended and Restated Effective January 1, 2001).* (Incorporated by reference to Exhibit 10.2 to National Penn's Annual Report on Form 10-K for the year ended December 31, 2001.)
10.3	Bernville Bank, N.A. Employees' Profit Sharing Plan - Plan Compliance and Merger Amendment.* (Incorporated by reference to Exhibit 10.1 to National Penn's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.)
10.4	Amendment No. 1 to National Penn Bancshares, Inc. Pension Plan (Amended and Restated Effective January 1, 2001).* (Incorporated by reference to Exhibit 10.1 to National Penn's Report on Form 8-K dated December 18, 2002, as filed on January 9, 2003.)
10.5	National Penn Bancshares, Inc. Capital Accumulation Plan (Amended and Restated Effective January 1, 1997) (Revised 2001).* (Incorporated by reference to Exhibit 10.2 to National Penn's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.)
10.6	Amendment No. 1 to National Penn Bancshares, Inc. Capital Accumulation Plan (Amended and Restated Effective January 1, 1997) (Revised 2001).* (Incorporated by reference to Exhibit 4.2 to National Penn's Registration Statement No. 333-75730 on Form S-8, as filed on December 21, 2001.)
10.7	Amendment No. 2 to National Penn Bancshares, Inc. Capital Accumulation Plan (Amended and Restated Effective January 1, 1997) (Revised 2001).* (Incorporated by reference to Exhibit 4.6 to National Penn's Post-Effective Amendment to Registration Statement No. 333-75730 on Form S-8, as filed on January 7, 2002.)
10.8	Amendment No. 3 to National Penn Bancshares, Inc. Capital Accumulation Plan (Amended and Restated Effective January 1, 1997) (Revised 2001).* (Incorporated by reference to Exhibit 10.2 to National Penn's Report on Form 8-K dated December 18, 2002, as filed on January 9, 2003.)
10.9	National Penn Bancshares, Inc. Amended and Restated Executive Incentive Plan.* (Incorporated by reference to Exhibit 10.1 to National Penn's Report on Form 8-K dated December 20, 2000, as filed on January 4, 2001.)
10.10	National Penn Bancshares, Inc. Executive Incentive Plan/Schedules.*

10.11 National Penn Bancshares, Inc. Amended and Restated Stock Option Plan.* (Incorporated by reference to Exhibit 10.1 to National Penn's Report on Form 8-K dated July 12, 2002, as filed on July 16, 2002.)

10.12 National Penn Bancshares, Inc. Amended Officers' and Key Employees' Stock Compensation Plan.* (Incorporated by reference to Exhibit 10.1 to National Penn's Report on Form 8-K dated September 26, 2001, as filed on September 27, 2001.)

10.13 National Penn Bancshares, Inc. Directors' Fee Plan.* (Incorporated by reference to Exhibit 10.3 to National Penn's Report on Form 8-K dated December 18, 2002, as filed on January 9, 2003.)

10.14 National Penn Bancshares, Inc. Non-Employee Directors' Stock Option Plan.* (Incorporated by reference to Exhibit 10.2 to National Penn's Report on Form 8-K dated September 26, 2001, as filed on September 27, 2001.)

10.15 National Penn Bancshares, Inc. Amended and Restated Employee Stock Purchase Plan.* (Incorporated by reference to Exhibit 10.2 to National Penn's Report on Form 8-K dated December 20, 2000, as filed on January 1, 2001.)

10.16 National Penn Bancshares, Inc. Elverson Substitute Stock Option Plan.* (Incorporated by reference to Exhibit 4.1 to National Penn's Registration Statement No. 333-71391 on Form S-8, as filed on January 29, 1999.)

10.17 National Penn Bancshares, Inc. Community Employee Substitute Stock Option Plan.* (Incorporated by reference to Exhibit 4.1 to National Penn's Registration Statement No. 333-54520 on Form S-8, as filed on January 29, 2001.)

10.18 National Penn Bancshares, Inc. Community Non-Employee Director Substitute Stock Option Plan.* (Incorporated by reference to Exhibit 4.1 to National Penn's Registration Statement No. 333-54556 on Form S-8, as filed on January 29, 2001.)

10.19 Form of Amended and Restated Director Deferred Fee Agreement between Bernville Bank, N.A. and certain former Bernville Bank, N.A. directors.* (Incorporated by reference to Exhibit 10.18 to National Penn's Annual Report on Form 10-K for the year ended December 31, 2000.)

10.20 National Penn Bancshares, Inc. FirstService Substitute Incentive Stock Option Plan.*

10.21 National Penn Bancshares, Inc. FirstService Non–Employee Directors Substitute Stock Option Plan.*

10.22 Executive Supplemental Benefit Agreement dated December 27, 1989, among National Penn Bancshares, Inc., National Bank of Boyertown and Lawrence T. Jilk, Jr.* (Incorporated by reference to Exhibit 10.19 to National Penn's Annual Report on Form 10-K for the year ended December 31, 2000.)

10.23 Amendatory Agreement dated February 23, 1994, among National Penn Bancshares, Inc., National Penn Bank and Lawrence T. Jilk, Jr.* (Incorporated by reference to Exhibit 10.20 to National Penn's Annual Report on Form 10-K for the year ended December 31, 2000.)

10.24 Amendatory Agreement dated August 26, 1998, among National Penn Bancshares, Inc., National Penn Bank and Lawrence T. Jilk, Jr.* (Incorporated by reference to Exhibit 10.1 to National Penn's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.)

10.25 Employment Agreement dated February 4, 2003, among National Penn Bancshares, Inc., National Penn Bank and Wayne R. Weidner.* (Incorporated by reference to Exhibit 10.1 to National Penn's Report on Form 8-K dated February 4, 2003, as filed on February 4, 2003.)

10.26	Employment Agreement dated December 18, 2002, among National Penn Bancshares, Inc., National Penn Bank and Glenn E. Moyer.* (Incorporated by reference to Exhibit 10.4 to National Penn's Report on Form 8-K dated December 18, 2002, as filed on January 9, 2003.)
10.27	Executive Agreement dated July 23, 1997, among National Penn Bancshares, Inc., National Penn Bank and Gary L. Rhoads.* (Incorporated by reference to Exhibit 10.1 to National Penn's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.)
10.28	Amendatory Agreement dated August 26, 1998, among National Penn Bancshares, Inc., National Penn Bank and Gary L. Rhoads.* (Incorporated by reference to Exhibit 10.4 to National Penn's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.)
10.29	Amendatory Agreement dated February 24, 1999, among National Penn Bancshares, Inc., National Penn Bank and Gary L. Rhoads.* (Incorporated by reference to Exhibit 10.26 to National Penn's Annual Report on Form 10-K for the year ended December 31, 2001.)
10.30	Executive Agreement dated July 23, 1997, among National Penn Bancshares, Inc., National Penn Bank and Sandra L. Spayd.* (Incorporated by reference to Exhibit 10.2 to National Penn's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.)
10.31	Amendatory Agreement dated August 26, 1998, among National Penn Bancshares, Inc., National Penn Bank and Sandra L. Spayd.* (Incorporated by reference to Exhibit 10.5 to National Penn's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.)
10.32	Executive Agreement dated September 24, 1997, among National Penn Bancshares, Inc., National Penn Bank and Garry D. Koch.* (Incorporated by reference to Exhibit 10.3 to National Penn's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.)
10.33	Amendatory Agreement dated August 26, 1998, among National Penn Bancshares, Inc., National Penn Bank and Garry D. Koch.* (Incorporated by reference to Exhibit 10.3 to National Penn's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.)
10.34	Executive Agreement dated as of July 23, 1997, among National Penn Bancshares, Inc., National Penn Bank and Sharon L. Weaver.* (Incorporated by reference to Exhibit 10.29 to National Penn's Annual Report on Form 10-K for the year ended December 31, 1998.)
10.35	Amendatory Agreement dated September 24, 1997, among National Penn Bancshares, Inc., National Penn Bank and Sharon L. Weaver.* (Incorporated by reference to Exhibit 10.30 to National Penn's Annual Report on Form 10-K for the year ended December 31, 1998.)
10.36	Amendatory Agreement dated August 26, 1998, among National Penn Bancshares, Inc., National Penn Bank and Sharon L. Weaver.* (Incorporated by reference to Exhibit 10.6 to National Penn's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.)
10.37	Executive Agreement dated as of August 26, 1998, among National Penn Bancshares, Inc., National Penn Bank and Bruce G. Kilroy.* (Incorporated by reference to Exhibit 10.35 to National Penn's Annual Report on Form 10-K for the year ended December 31, 2001.)
10.38	Amendatory Agreement dated August 23, 2000, among National Penn Bancshares, Inc., National Penn Bank and Bruce G. Kilroy.* (Incorporated by reference to Exhibit 10.36 to National Penn's Annual Report on Form 10-K for the year ended December 31, 2001.)
10.39	Executive Agreement dated June 22, 2001, among National Penn Bancshares, Inc., National Penn Bank and Paul W. McGloin.* (Incorporated by reference to Exhibit 10.1 to National Penn's Report on Form 8-K dated April 24, 2002, as filed on April 29, 2002.)

10.40	Amendatory Agreement dated January 27, 2002, among National Penn Bancshares, Inc., National Penn Bank and Paul W. McGloin.* (Incorporated by reference to Exhibit 10.2 to National Penn's Report on Form 8-K dated April 24, 2002, as filed on April 29, 2002.)
10.41	Executive Agreement dated July 23, 1997, among National Penn Bancshares, Inc., National Penn Bank and Michael R. Reinhard.*
10.42	Amendatory Agreement dated August 26, 1998, among National Penn Bancshares, Inc., National Penn Bank and Michael R. Reinhard.*
10.43	Employment Agreement dated as of September 24, 2002, between National Penn Bank and John C. Spier.* (Incorporated by reference to Exhibit 10.1 to National Penn's Pre-Effective Amendment No. 1 to Registration Statement No. 333-101689 on Form S-4, as filed on December 31, 2002.)
10.44	Description of Consulting Arrangement between Lawrence T. Jilk, Jr. and Panasia Bank, N.A.* (Incorporated by reference to Exhibit 10.37 to National Penn's Annual Report on Form 10-K for the year ended December 31. 2001.)
10.45	Stock Purchase Agreement dated April 20, 1989, between National Penn Bancshares, Inc. and Pennsylvania State Bank. (Incorporated by reference to Exhibit 10.35 to National Penn's Annual Report on Form 10-K for the year ended December 31, 2000.)
10.46	Amendment to Rights Agreement dated as of August 21, 1999, between National Penn Bancshares, Inc. and National Penn Bank, as Rights Agent (including as Exhibit "A" thereto, the Rights Agreement dated as of August 23, 1989, between National Penn Bancshares, Inc. and National Bank of Boyertown, as Rights Agent). (Incorporated by reference to Exhibit 4.1 to National Penn's Report on Form 8-K, dated August 21, 1999, as filed on August 26, 1999.)
14.1	National Penn Bancshares, Inc. Code of Ethics.
21	Subsidiaries of the Registrant.
23	Consent of Independent Certified Public Accountants.
99	Forward-Looking Statements.

---

* Denotes a compensatory plan or arrangement.

(b) Reports on Form 8-K.

During fourth quarter 2002, National Penn filed the following Reports on Form 8-K:

- Report dated November 12, 2002. The Report provided information under Item 9 on the filing by Wayne R. Weidner, National Penn's Chairman, President and Chief Executive Officer, and by Gary L. Rhoads, National Penn's Treasurer and Chief Financial Officer, of certifications with the Securities and Exchange Commission relating to the Quarterly Report on Form 10-Q of National Penn for the quarter ended September 30, 2002. These certifications were filed pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. The Report did not contain any financial statements.

- Report dated December 5, 2002. The Report provided under Item 5 the press release issued by National Penn in connection with its engagement of Sandler O'Neill & Partners, L.P. as National Penn's financial advisor regarding a possible sale of Panasia Bank, N.A. or an alternative strategic transaction involving Panasia. The Report did not contain any financial statements.

- Report dated December 18, 2002. The Report provided information under Item 5 on amendments to National Penn's pension plan, capital accumulation plan (401(k) plan) and directors' fee plan, as well as the employment agreement dated December 18, 2002 among National Penn, National Penn Bank and Glenn E. Moyer. The Report did not contain any financial statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL PENN BANCSHARES, INC.
(Registrant)

February 26, 2003 By /s/ Wayne R. Weidner
Wayne R. Weidner
Chairman, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated:

Signatures	Title	
/s/ John H. Body John H. Body	Director	February 26, 2003
J. Ralph Borneman, Jr.		
/s/ Frederick H. Gaige Frederick H. Gaige	Director	February 26, 2003
/s/ John W. Jacobs John W. Jacobs	Director	February 26, 2003
/s/ Frederick P. Krott Frederick P. Krott	Director	February 26, 2003
/s/ Patricia L. Langiotti Patricia L. Langiotti	Director	February 26, 2003
/s/ Kenneth A. Longacre Kenneth A. Longacre	Director	February 26, 2003
/s/ Glenn E. Moyer Glenn E. Moyer	Director	February 26, 2003

/s/ Alexander Rankin Alexander Rankin	Director	February 26, 2003
/s/ Robert E. Rigg Robert E. Rigg	Director	February 26, 2003
/s/ C. Robert Roth C. Robert Roth	Director	February 26, 2003
/s/ John C. Spier John C. Spier	Director	February 26, 2003
/s/ Wayne R. Weidner Wayne R. Weidner	Director, Chairman, President and Chief Executive Officer (Principal Executive Officer)	February 26, 2003
/s/ Gary L. Rhoads Gary L. Rhoads	Treasurer (Principal Financial and Accounting Officer)	February 26, 2003

CERTIFICATIONS

I, Wayne R. Weidner, certify that:

1. I have reviewed this annual report on Form 10-K of National Penn Bancshares, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 26, 2003

/s/ Wayne R. Weidner
Wayne R. Weidner
Chairman, President and
Chief Executive Officer

I, Gary L. Rhoads, certify that:

1. I have reviewed this annual report on Form 10-K of National Penn Bancshares, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 26, 2003

/s/ Gary L. Rhoads
Gary L. Rhoads
Treasurer and
Chief Financial Officer

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NATIONAL PENN
BANCSHARES, INC.

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